ISRAS INVESTMENT COMPANY LTD.

ישרס חברה להשקעות בע"מ



27, HAMERED ST., P.O.BOX 50140 TEL AVIV 61500, TEL: 03-5103651

ת.ד.50140 תל־אביב 61500; רח' המרד 27, טל. 03־5103651

HAIFA & NORTH BRANCH: 82, BEN GURION ST., KIRIAT MOTZKIN,TEL.04־758949,755868.טל,82 סניף חיפה והצפון:קרית מוצקין,בן גוריון



12th November, 2001

Anita Klein
Stop 3 - 9
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Madam,

Re: Current Reports by our Company
Your ref: File No. 82-3243

We take pleasure in enclosing herewith for filing the following documents:

1. Directors' Report and Interim Consolidated Financial Statements June 1999.
2. Directors' Report and Interim Consolidated Financial Statements September 1999.
3. Annual Report for the year 1999.
4. Periodic Report as of 31.12.1999.
5. Annual Report for the year 2000.
6. Periodic Report as of 31.12.2000.
7. Directors' Report December 2000.
8. Summary of "Immediate Reports" sent to the Israeli competent authorities to date.
9. Summary of Reports to the Israeli competent authorities concerning purchases and sales of Company securities by "interested parties" to date.

Interim Financial Statements for 2000 and 2001 up to and including June - will be sent separately.

Sincerely,

D. Baker

David Baker, Advocate
Company Secretary
and Authorised Reporting Officer

dw 2/8

DIRECTORS REPORT FOR 2000

A. THE COMPANY AND ITS BUSINESS ENVIRONMENT

Isras is one of the veteran public companies in Israel that leases buildings. The Company is engaged in the initiation, planning, construction and management of industrial buildings and warehouses, industrial parks for high-tech industries and commercial centers.

Isras is also engaged in the construction of residential units for sale throughout Israel by its subsidiary "Rassco" Rural and Suburban Settlement Co. Ltd. ("Rassco") (100%).

Beginning in 1996, the Israeli real estate market had been in a multi year process of decline in both the construction and sale of residential units, in the course of a decline in prices. In the construction and leasing of industrial buildings sector, there is a supply surplus in certain areas which resulted in intense pressure on the leasing prices. We wish to point out that the accelerated expansion of the technological industries during this period resulted in the development of a sub-branch in the real estate sector which enjoys an increase against the background of the general gloomy situation.

Following the trend in recent years where Isras' investments in the field of profit generating assets and in residential real estate in the development of the land and assets which it owns, and particularly in the development of J.T.P. (see below) nonetheless, in 1999, the Group commenced to examine several projects for acquisition. In December 1999, Isras Group acquired the YMCA site in Jerusalem. With the current state of the market, Isras Group intends to intensify its activities in the area of acquisitions, subject to market conditions and financing opportunities.

The Isras Group operates directly and through its subsidiaries and affiliates. Below are details regarding the major segments of operations in 2000:

1. Investments in profit generating assets:

During 2000, Isras Group (excluding Rassco, see below) invested approximately NIS 85 million in properties and fixed assets.

The main projects in which the Group invested during the reported year are as follows:

- The Jerusalem Technological Park ("J.T.P") - upon the completion of the construction and leasing of buildings with an aggregate area of some 40 thousand sq. m. (and parking areas of some 21 thousand sq. m.), construction is focused in the main building of the project, which is a tower with a total primary area of some 20,000 sq. m. (and parking area of some 20,000 sq. m.). It is anticipated that the shell of the building will be completed in the first half of 2001, and that the adjustment stage will commence. In addition, J.T.P. commenced the construction of an additional building (primary area of some 23,000 sq. m.).

The investment in this project, during the reported year, totaled some NIS 42 million.

- Har-Hahotzvim project in Jerusalem - a joint venture, in which the construction of an additional building with a main area of some 20,000 sq. m. was completed, as well as an underground parking lot of some 29,000 sq. m. (which will serve all of the buildings included in the project). The majority of the area of the project has been leased.

  The investment in this project (the Company's share) during the reported period amounted to nearly NIS 10 million.

- The YMCA project in Jerusalem - see e below.

  The investment in this project, during the reported year, totaled some NIS 46.8 million, of which Rassco's share is approximately NIS 20.7 million.

- The Tiberias project - the Company owns the rights in a land parcel with an area of nearly 14 dunams in Tiberias Elite's D quarter. In the initial stage, during the reported year, the Company began to construct a building with an area of 2,000 sq. m, of which an area of about 1,600 sq. m. has been leased. Construction of the building was completed during the first quarter of 2001.

2. Operation of assets:

The trend of a surplus of supply and the decline in the prices in the property leasing market in Israel, as mentioned in the Directors' Report for 1999, continued in 2000. At present, it is difficult to find tenants for the newly constructed vacant areas and, primarily, for the previously constructed areas which became vacant. In contrast with this trend, during the first three quarters of the year there were indications of demand for leased areas for the technological industry which was arrested during the fourth quarter.

Revenues from rental fees, property management fees and the operation of a parking lot totaled nearly NIS 72.5 million, compared with approximately NIS 65.3 million during the corresponding period in the prior year, and increase of nearly 11.2% and, simultaneously, maintenance expenses increased by almost 7.4%.

Below is a summary relating to the profit generating assets, their cost and the revenues therefrom (as of December 31, 2000):

	Total area (sq. m.)	Total area (%)	Occupancy (%)	Adjusted depreciated cost	Revenues from lease fees
				NIS in thousands	
Commercial area	17,670	10.6%	89%	133,3[illegible]	13,[illegible]
Office premises	10,412	6.2%	80%	47,[illegible]	5
Industrial buildings and workshops	73,771	44.3%	86%	67,[illegible]	15,[illegible]
Parking lot	10,600	6.4%	100%	24,[illegible]	2
J.T.P. (including initial difference)	54,077	32.5%	97%	224,2[illegible]	32,[illegible]
	166,530	100%	91%	496,9[illegible]	69,[illegible]
Revenues from management and maintenance of assets					3
					72,[illegible]

3. **Planning and development:**

During the reported year, Isras advanced the building plans of the following projects:

a. **The President Hotel - Jerusalem** - according to the approved plans, the overall scope of construction of high standard residential units totals 7,275 sq. m. Isras' share in this project is 50%. The partners examine the possibility of changing the urban building scheme and increasing the building percentages.

b. **Kiryat Yovel - Jerusalem** - Isras is handling the redesign the shopping center at Kiryat Yovel, from the intention to establish a modern project that includes a shopping center, residential buildings and a parking lot.

c. **The Greek Colony - Jerusalem** - The change in the urban building scheme was approved and the plan was passed on to the district committee.

d. **Or Yehuda** - agricultural land - The Or Yehuda Municipality and the Israel Land Authority are promoting an urban planning scheme for two plots of agricultural land owned by Isras for many years. The total planned area is some 450 dunam. At this stage, it is difficult to assess what is anticipated for the property. Isras' share is 50%.

e. **The YMCA project Jerusalem** - On December 23, 1999, the Isras Group entered into an agreement with the YMCA of the USA, the owners of the rights to the site bordered by King David street, Washington street and Lincoln street in Jerusalem which is known as the YMCA site.

There are several buildings on the site (primarily a hotel, sport facilities and a concert hall), as well as additional building rights pursuant to an approved urban building scheme. The additional building rights in a scope of about 32,000 sq. m. of primary area which are, in principal, designated for residential, hotel, office and commercial purposes. In addition, the urban building scheme includes a parking lot with about 900 parking spaces, a sports center and spa and a commercial front.

According to the agreement, Isras will be provided with leasing rights for 150 years in respect to that portion of the site on which it will build 32,000 sq. m. of the aforesaid primary area. Further, it will be provided with all of the unutilized building rights for the portion which will be leased to it.

The consideration to be paid by the Isras Group will include an amount of $ 9 million in cash, approximately $ 5.5 million in payments (about $ 4.5 million currently capitalized) and, in addition, the Group will build for the sellers the sports center and spa, the commercial front and about 400 parking spaces in the parking lot mentioned above, at an estimated cost of approximately $ 22 million (about $ 16.5 million is currently capitalized). If the income from the sales in the project which will be built on the site will exceed the amount determined between the parties, an additional amount will be paid to the sellers to be calculated as a percentage of the amount exceeding the amount determined between the parties for that purpose.

On May 11, 2000, the Group paid the amount of $ 9 million in cash to YMCA and, in addition, guarantees were extended to YMCA to secure the balance of the payments and the performance of the construction jobs. In exchange, a mortgage was recorded in favor of the lending bank and a caveat was recorded in favor of the Group. In July, an application was filed to permit carrying out the earthworks. The application was approved subject to the fulfillment of the conditions of the permit. The Group is getting organized in order to begin the earthworks.

According to generally accepted accounting principles, the entire cost of the purchase was recorded in the Group's books against which was recorded the commitment for construction services and payments.

4. Neve Aviv Club (Kfar Shmaryahu) Ltd. ("The Club"):

The occupancy rate at the Club improved, as compared with 1999 and, as a result, a contribution of approximately NIS 4,072 thousand was recorded from this activity, compared with a contribution of approximately NIS 3,155 thousand in 1999.

5. Rassco Rural and Suburban Settlement Co. Ltd.:

Rassco operates seven construction sites throughout the country. Rassco's share in this construction amounts to about 100 residential units. In addition, the Company has seven projects which were carried, in part, to the statement of income and/or projects whose construction had ended. Rassco's share in them amounts to an additional 100 residential units.

Following are data pertaining to the main projects in progress as of December 31, 2000 (NIS in thousands):

	Site	Number of units under construction	Aggregate monetary scope	Percentage of engineering performance	Cost (including land)	Advances received	Scheduled year of completion
1	Shavei Zion Building Nahariya 17-19 (1)	68	12,000	40	5,629	994	2001
2	Jerusalem - Beth Hakerem (1)	22	8,000	80	6,417	832	2001
3	Nahariya - Ein Shara (1)	20	8,800	60	3,299	723	2001
4	Jerusalem - Allenby Camp (1)	24	11,500	60	9,410	2,058	2001
5	Jerusalem - Allenby Camp (1)	24	11,500	10	2,224	-	2002
6	Atlit - Stage B	7	6,500	30	1,868	-	2001
7	Rishon Letzion - Keramim Building 3	30	20,000	40	11,703	-	2001
	Total				**42,550**	**4,607**	

(1) In these projects Rassco operates with other partners. The financial data refer only to Rassco's share. For projects Nos. 1,2,8 Rassco's share is $^{1}/_{3}$ and for projects Nos. 3-5 Rassco's share is ½.

Below are data regarding projects whose construction ended as of December 31, 2000, however, they were not carried to the statement of income due to noncompliance with accounting criteria (NIS in thousands):

	Site	Number of units under construction	Aggregate monetary scope	Cost (including land)	Advances received
8	Jerusalem - Beth Hakerem (1)	34	12,000	11,153	3,528
9	Haifa - Nativ Hen	78	45,000	36,304	13,981
10	Tivon D stage B	12	10,000	6,013	966
11	Ashdod - private houses	8	5,500	2,890	1,606
	Total			**56,360**	**20,081**

Below are data regarding projects whose construction ended as of December 31, 2000, however, they were not carried to the statement of income due to noncompliance with accounting criteria (NIS in thousands):

	Site	Number of units under construction	Aggregate monetary scope	Income credited	Costs charged	Amount of income credited
12	Atlit- Hofit	8	6,200	3,463	2,710	
13	Rishon Letzion - Keramim Building 4	30	20,000	12,522	9,917	2,6
14	Rishon Letzion - Keramim Building 5	26	20,000	12,506	9,967	2,5

(1) In these projects Rassco operates with other partners. The financial data refer only to Rassco's share. For projects Nos. 1,2,8 Rassco's share is 1/3 and for projects Nos. 3-5 Rassco's share is ½.

Additional projects are included in inventory which were either completed or the principal part of the income from them was carried, see the gross profit table.

Rassco has real estate inventory of approximately 900 residential units available for construction (including YMCA), some 500 units unavailable units and several additional unavailable projects for industry, hotels and agriculture.

For about two years, due to the state of the market, construction allotments for certain projects were reduced and in others a split was made following phased completion. This phenomenon is likely to continue as long as the present situation in the construction segment prevails. Over the past two years, Rassco has minimized the acquisition of land. At present, it is examining over again the acquisitions in regions of demand.

For the reported year, total revenues amounted to approximately NIS 82.9 million, as compared with approximately NIS 170.9 million in the corresponding period last year.

Cost of sales during the reported period (before deducting the original difference in the amount of approximately NIS 0.3 million in Isras' books) amounted to about NIS 64.6 million, as compared with about NIS 135 million in the corresponding period last year and the gross profit totaled NIS 18.3 million(about NIS 18 million after deducting the original difference in the amount of about NIS 2.5 million in Isras' books), as compared with NIS 35.8 million in the corresponding period last year (approximately NIS 33.3 million after deducting the original difference).

Following are cost and gross profit data for 2000:

Projects	Revenues	Costs	Gross profit (loss)	Carried for the first time during quarter
Jerusalem - Allenby camp (23/2) (1)	11.8	10.2	1.6	1
Jerusalem Bet Hakerem (34/3)	8.4	9.4	(1.0)	1
Shavei Zafon 17-19 (64/3) (1)	10.5	7.8	2.7	1
Be'er Sheva - Offices Wing B	22.5	11.9	10.6	1
Atlit - Hofit (8)	3.4	2.7	0.7	2
Rishon Letzion - Keramim Building 4 (30)	12.5	9.9	2.6	2
Rishon Letzion - Keramim Building 5 (26)	12.5	10.0	2.5	3
Sale of inventory and sundry	12.3	11.9	0.4	1-4
	93.9	73.8	20.1	
	(11.0)	(9.2)	(1.8)	
	82.9	64.6	18.3	

(1) Regarding these projects, the Company reported on the cumulative effect from the change in the accounting method in the financial statements.

The net accumulative effect due to the change in the accounting method (see Note 2d.1 to the financial statements) as of December 31, 1999 is the pre-tax amount of NIS 1,863 thousand, and the amount of NIS1,192 thousand net of the tax effect.

B. BALANCE SHEET

As of December 31, 2000, the balance sheet amounts to NIS 1,194 million, as compared with NIS 1,100 at the beginning of the year.

Among the balance sheet items, we wish to especially point out the decrease in current assets in the amount of approximately NIS 116 million and, correspondingly, the investments in the amount of approximately NIS 66 million and, correspondingly, the increase in current liabilities in the amount of approximately

NIS 63 million and the increase in long-term liabilities in the amount of approximately NIS 14 million. The principal part of the changes derive from the acquisition of the YMCA project, receipts on account of an asset sold in the prior year, the switch too current maturities of long-term liabilities to current liabilities and from the non renewal of long-term liabilities which were repaid which is due to the high interest in the market.

The shareholders' equity amounts to approximately NIS 450 million and, net of shares held by a subsidiary and a receivable on account of shares, in the amount of approximately NIS 350 million. The shareholders' equity amounts to approximately 29.3% - 34.7% of the total balance sheet, subject to the consideration given to the shares held by the subsidiary.

C. LIQUIDITY AND SOURCES OF FINANCE

Investments made during the year in establishing income generating assets, in acquiring land and in construction by Rassco, etc. were financed by Isras's liquid resources, from the proceeds received from the sale of land in December 1999, from bank borrowings and by investment grants. During the reported period, the cash flows from operating activities in the consolidated financial statements amounted to approximately NIS 51.1 million, as compared with approximately NIS 25.1 million in 1999.

The Isras Group's outside financing sources are debentures issued by the Company and bank loans, as detailed below:

	Recorded value (NIS in thousands)	Annual interest rate (%)	Average years to redemption
Debentures (marketable):			
Series C	45,469	2.2	1.4
Less - current maturities	(15,157)		
	30,312		
Less - bond discount	(303)		
	30,009		
Long-term loans:			
Banks - linked to CPI	289,609	6.1	1.5
Banks - unlinked	7,365		
Banks - linked to foreign currency	93,659	2	1.25
	390,633		
Less - current maturities	(205,047)		
	185,586		
Total long-term loans	215,595		
Short-term credit (including current maturities and discount)	402,773		
	618,368		

*) Net of debentures held by a subsidiary in the amount of NIS 2.5 million.

Total long-term financing (including current maturities and excluding discount) amount NIS 436 million, with an average interest rate of approximately 4.8%.

D. RESULTS

Below are details of the results of operations in the principal activity segments (adjusted NIS in thousands):

	1 - 3 / 00	4 - 6 / 00	7 - 9 / 00	10-12 / 00	Total 2000	Total 1999
Net revenues from income generating assets:						
Revenues	17,041	17,220	18,678	19,535	72,474	65,179
Maintenance expenses	6,216	6,363	6,811	7,119	26,509	24,684
	10,825	10,857	11,867	12,416	45,965	40,495
Operation of old age home:						
Revenues	3,837	3,823	3,906	3,627	15,193	13,223
Expenses	2,826	2,595	2,945	2,755	11,121	10,068
	1,011	1,228	961	872	4,072	3,155
Sale of assets and inventory of land:						
Revenues	138	3	-	-	141	91,460
Cost of sales	137	-	-	-	137	61,119
	1	3	-	-	4	30,341
Rassco (mainly construction for residences):						
Revenues	32,904	21,448	16,721	11,778	82,851	170,855
Cost of sales (including original difference)	21,626	17,674	14,156	11,381	64,837	137,509
	11,278	3,774	2,565	397	18,014	33,346
	23,115	15,862	15,393	13,685	68,055	107,337
General and administrative expenses	4,869	4,864	5,422	3,786	18,941	21,185
Financial expenses, net	6,613	5,173	10,430	4,906	27,122	37,811
	11,482	10,037	15,852	8,962	46,063	58,996
	11,633	5,825	(459)	4,993	21,992	48,341
Other income, net	137	692	191	189	1,209	2,040
	11,770	6,517	(268)	5,182	23,201	50,381
Taxes on income (tax benefits)	3,579	1,318	(1,327)	3,935	7,505	17,541
	8,191	5,199	1,059	1,247	15,696	32,840
Minority interest in earnings of subsidiaries, net	(921)	(825)	(988)	(712)	(3,446)	(1,707)
Operating income	7,270	4,374	71	535	12,250	31,133
Cumulative effect of the change in the accounting method to the beginning of the period, net	1,192	-	-	-	1,192	-
Net income for the period	8,462	4,374	71	535	13,442	31,133

It arises from this table that the income from income generating assets increased by approximately 11.2% as compared with the corresponding period last year, and the contribution from income generating assets increased by approximately 13.5%, as compared with the corresponding period last year.

During the course of the year, the Company did not record income from the sale of assets and land inventory, as compared with the income of approximately NIS 30,341 thousand in 1999.

The Group's general and administrative expenses amounted to about NIS 18.9 million, as compared with about NIS 21.2 million in the corresponding period last year, a decrease of nearly 10.6% (the decrease was primarily a result of the cancellation of property tax).

The consolidated financial expenses for the year amounted to approximately NIS 27.1 million, as compared with approximately NIS 37.8 million in 1999. The financial expenses derived mainly the high real interest rate on financing in NIS (primarily Rassco) against the background of a low inflation, erosion in the known index and the changes in the exchange rates for loans in foreign currency.

The total consolidated pre-tax income was approximately NIS 23.2 million, as compared with income of approximately NIS 20 million in 1999, an increase of nearly 15.8%.

The net income for the reported year totaled approximately NIS 13.4 million, as compared with income of approximately NIS 31.1 million in 1999.

E. QUALITY REPORT REGARDING THE EXPOSURE TO MARKET RISKS AND THE MANNER FOR THEIR MANAGEMENT

1. Name of the responsible officer:

The person responsible for the management of market risks is Mr. Ilan Toker, CPA, the Company's Chief Financial Officer.

2. A detailed description of the market risks to which the corporation is exposed:

Isras Group is engaged in the initiation, planning, construction and management of industrial buildings and warehouses, industrial parks for high-tech industries, commercial centers, and in the initiation of the construction of residential buildings for sale throughout Israel. As a result of the nature of its businesses, the Group is exposed to market risks in respect of the fluctuations in the building inputs index and in the Israeli CPI. Generally, the Group's contracts are denominated in NIS and linked to the Israeli CPI.

Most of the Group liabilities are linked to the Israeli CPI, part are linked to foreign currency and part are unlinked. Accordingly, the Group is exposed to changes in exchange rates and to changes in the interest on borrowing in NIS. The Group is also exposed to changes in external factors such as the state of the real estate market in Israel and the state of the Israeli economy in general.

The Company estimates that the exposure to financial risks is immaterial and can not have a material impact on its business results over the long-term.

3. **The Company's policy regarding the management of market risks:**

Based on current exposure level, the Company estimates that it is irrelevant to apply additional derivative instruments beyond those already utilized, to hedge market risks.

4. **Means of oversight and policy application:**

Investments in and sales of properties in excess of $ 1 million are subject to the receipt of the approval of the Company's Board of Directors which authorizes management to execute investments and/or these sales. Decisions regarding the type and scope of the financing is made by management and approved by the Board of Directors.

The Company's management estimates that, during the reported period, the substantial losses or gains did not result to the Group which derived from market risks.

F. RIGHTS PROSPECTUS

On August 30, 2000, the Company, together with Benny Michal (Futures) Ltd. - a wholly-owned subsidiary ("Benny Michal" or "the offerer"), published an issuance prospectus by way of rights to the Company's shareholders ("the prospectus").

Pursuant to the prospectus, the offerer proposed by way of rights to the Company's shareholders, 949,029 purchase options (Series B) ("the options") which are offered through a sale offer by Benny Michal, each of which are exercisable into one Ordinary share NIS 1 par value each of the Company which, at the date of the prospectus, are being held by the offerer, in a manner where anyone who, at the end of the business day of September 6, 2000, holds four Ordinary shares NIS 1 par value each of Isras, was entitled to purchase one option at a price of NIS 1.

Of the 949,029 rights to purchase options which were offered in the context of the prospectus, 948,299 rights were taken advantage of which constitute approximately 99.92% of the aggregate rights which were offered and, accordingly, 948,299 options were issued.

The options are exercisable on each trading day beginning with the date they are listed for trade on the Stock Exchange and until December 31, 2001 (inclusive), in exchange for a payment in cash of the exercise price of NIS 85 unlinked.

G. EVENTS SUBSEQUENT TO THE BALANCE SHEET DATE

1. During the first quarter of 2001, there was a substantial decline in demand for residential apartments and commercial areas, offices and industry. The deterioration is especially observable in almost absolute halt in demand for leased areas by the technological industry, due to the sharp change in the business environment in this area following the collapse of the NASDAQ exchange in the U.S.

2. During the past month, there is an observable trend toward a reduction of the linked long-term interest rate. Should this trend continue, the Company is liable to convert its short-term loans with interest in NIS to long-term loans linked to the CPI.

3. During the first quarter of 2001, there are indications in the real estate market, for the first time after a long period of time, of the adjustment of the prices of properties to real situation in the market. In view of this trend, the Company is likely to examine the acquisition of properties in a significant scope.

Shlomo Eisenberg
Chairman of the Board of Directors
and Chief Executive Officer

Yair Lerman
General Manager

March 18, 2001

F:\LANIR\1724\OTR\00\EDIR12.DOC

PERIODIC REPORT

Name of company:		**Isras Investment Company Ltd.**
Registrar of Companies	Company number:	520017807
Securities Authority	Company number:	613
Address:		27 Hamered St., Tel-Aviv
Telephone number:		03-510-3651
Facsimile number:		03-510-3667
Date of balance sheet:		December 31, 2000
Date of statement:		March 18, 2001
Statement period:		January 1, 2000 to December 31, 2000

Article 9: Financial statements

The audited financial statements for the year ended on December 31, 2000, which include the opinion of the auditor, are attached to this periodic report and constitute an integral part thereto.

Article 10: The Board of Directors report on the state of affairs of the Company

The Board of Directors report on the state of affairs of the Company for the reported period is attached to this periodic report and constitutes an integral part thereto.

Article 10A: Abstract of quarterly profit and loss statements

An abstract of the quarterly profit and loss statements is stated in paragraph D of the Board of Directors report attached to this periodic report.

C: Use of proceeds from securities in relation to the apportionment of the proceeds according to the prospectus

None.

Article 11: List of investments in subsidiaries and related companies as of the balance sheet date

Name of company	Type of share (Ordinary)	Number of shares	Total par value	Adjusted cost	Adjusted equity value	Balance of loans at 12.31.00	Total investments (1)	Rate of holdings in securities and capital(2)
				Adjusted NIS in thousands				%
Dirot Am Ltd.	NIS 0.0001 NIS 0.0005	100,010 634,758	10,001 317,379	28,290	30,901	17	30,918	100
Neve Aviv Club (Kfar Shmaryahu Ltd.)	(a) NIS 0.06 (b) NIS 0.0075	5,170 1,500	310,200 11,250	9,986	13,202	19,887	33,089	100
Isras (Industrial Buildings) Ltd.	NIS 0.001	220,000,000	220,000	42,659	44,414	70,861	115,275	100
Sadir (Real Estate) Ltd.	(a) NIS 0.00001 (b) NIS 0.0001	111 9,683,363	0.001 968,336	8,968	21,009	36,859	57,868	100
Benny Michal (Futures) Ltd.	NIS 0.0001	2	0.0002	48,444	65,972	140,000	205,972	100
Isras (Management & Holdings) Ltd.	NIS 0.0001	90	0.009	664	(4,258)	5,234	976	100
International Hotel Corporation Ltd.	NIS 0.0001	30	0.003	52,870	58,215	-	58,215	100
Isras (Properties and Development) Ltd.	NIS 0.0001	1,001	0.1	-	(1,035)	5,693	4,658	100
Helkat Nof Ltd.	NIS 0.001	19,685,000	19,685	8,294	21,689	-	21,689	100
J.T.P. - The Jerusalem Technological Park Ltd.	NIS 1	35,520,000	35,520,000	67,490	97,506	40	97,546	74
Benny Yonatan - Security Holdings Ltd.	NIS 1	100	100	(3,942)	(**(101,547)	703	(**(100,844)	100
"Rassco" Rural and Suburban Settlement Co. Ltd. (***) TSE No. 614073	NIS 100	46,130	4,613,000	60,097	62,651	-	62,651	100
Har Hachozvim Properties Ltd.	NIS 1	11,752,850	11,752,850	9,459	12,769	-	12,769	50
				333,279	321,488	279,294	600,782	

*) None of the shares are traded on the TSE.
**) Net of Company shares held by subsidiary valued at adjusted NIS 77,131 thousand and net of receivable for shares in the amount of adjusted NIS 23,158 thousand.
(1) Investments in subsidiaries and related companies.
(2) In security, capital, voting rights, and rights to appoint directors.

Article 12: Changes in investments in subsidiaries and related companies for the reported period

Date of change	Nature of change	Name of company	TSE number	Type of share	Total par value	Nominal cost	Adjusted cost
						NIS thousands	Adjusted NIS thousands
January - December 2000	Investment in subsidiary	"Rassco" Rural and Suburban Settlement Co. Ltd.	-	NIS 100 Ordinary	16,700	240	243
January - December 2000	Investment in subsidiary	Har Hachozvim Properties Ltd.	-	NIS 1 Ordinary	850,000	850	858

Article 13: Revenues of subsidiaries and related companies and the Company's earnings from them as of balance sheet date

Name of company	Income (loss) before taxes	Income (loss) after taxes	Dividend	From subsidiaries and related companies	
				Management fees	Interest income (expenses)
	Adjusted NIS in thousands				
Dirot Am Ltd.			-	469	(3,524)
Neve Aviv Club (Kfar Shmaryahu) Ltd.			7,993	985	578
Isras (Industrial Buildings) Ltd.			34,967	1,744	3,289
Sadir (Real Estate) Ltd.			-	250	75
Benny Michal (Futures) Ltd.			-	1,208	735
Isras (Management and Holdings) Ltd.			-	18	373
International Hotel Corporation Ltd.			-	-	-
Isras (Properties and Development) Ltd.			-	109	1,026
Helkat Nof Ltd.			-	-	23
J.T.P.- The Jerusalem Technological Park Ltd.			-	-	-
Benny Yonatan - Security Holdings Ltd.			-	-	-
"Rassco" Rural and Suburban Settlement Co. Ltd.			-	-	-
Har Hachozvim Properties Ltd.			-	-	-
			42,960	4,783	2,575

icle 14: List of the groups of balances of loans extended as of balance sheet date, if granting loans was one of the Company's principal business activities

None.

Article 15: List of events of significant impact on the Company, its profitability, assets, and liabilities

1. Publication of the issuance prospectus by way of rights to the Company's shareholders - see paragraph f to the Board of Directors report.
2. Replacement of the Company's Articles and the change in the memorandum subsequent to the new Companies Law.

icle 16: Changes in authorized, issued and paid up share capital and the proceeds received (Number of security on TSE 613075)

None.

Article 17: Allocation and commitment to allocate securities not for full cash consideration

None.

Article 18: Granting rights for acquiring shares and the expiration date of the rights

Publication of the issuance prospectus by way of rights to the Company's shareholders - see paragraph f to the Board of Directors report.

Article 19: Receipts on account of shares not yet allocated

None.

icle 20: Trade on the stock exchange - securities that were listed for trade - dates and reasons for suspension in trade

1. There was no suspension in trade of Isras's shares on the Stock Exchange, except due to the publication of the financial statements.

2. Isras's Series B debentures - suspension in trade prior to final redemption - September 26, 2000-October 6, 2000.

3. Listing for trade of the (Series B) purchase options - September 21, 2000.

icle 21:- Payments to senior officers

Following are details of the salaries and benefits paid to the four highest senior officers of the Company

For year ended December 31, 2000 (adjusted to NIS of December 2000)

First	Chairman of the Board of Directors and Chief Executive Officer	(* 2,123
Second	General Manger	535
Third	Comptroller	444
Fourth	Finance Officer	417

*) Includes NIS 618 thousand in respect of management fees received from a subsidiary. As for commitments of the chairman of the Board of Directors with the Company and the subsidiary, see Note 31 to the financial statements.

icle 22: Wages and benefits

Salaries to the acting Chairman of the Board of Directors who is the Chief Executive Officer, to the Company's General Manager, the directors and related expenses which are not extraordinary (total of seven individuals) - NIS 2,953 thousand.

icle 23: Details of the nature of every interest held at present or in the past by an interested party in a transaction to which the Company, or a subsidiary, or a related company is a party to (except for transactions carried out in the ordinary course of business)

See Note 31 to the financial statements.

4: Shares and convertible securities held by an interested party in the company, a subsidiary or related company, as close as possible to the date of the report

Name of related party	ID no. / registered company no.	Name of security	TSE No.	Amount held on 3.15.2001	Rate of holdings		
					Capital	Voting	Authority to appoint directors
						%	
Arad Investment & Industrial Development Ltd. (a)	520025198	Ordinary shares of NIS 1 Series B purchase options	613034 6130025	2,653,529 738,648	55.88	55.88	55.88
Benny Michal (Futures) Ltd. (b)	510360167	Ordinary shares of NIS 1	613034	952,876	20.06	20.06	20.06
Shlomo Eisenberg	6553223	Ordinary shares of NIS 1 Series B purchase options	613034 6130025	455,760 113,940	9.60	9.60	9.60
Bank Hapoalim Ltd. Group	510366008	Ordinary shares of NIS 1	613034	375,797	7.91	7.91	7.91

A public company, whose shares are listed for trade on the TSE, and controlled by Messrs. Eisenberg, Gesundheit and heirs of the late Mr. Spitzer.
A subsidiary wholly owned by the Company.

5: Substantive agreements signed by the Company in the reported period, except for agreements made in the ordinary course of business

None.

)irectors of the Company

Name of director	ID/passport no. / age	Nationality	Address	Membership on Board committees	Main occupation during last five years	Year of appointed as director	Additional companies in which he serves as a director
:isenberg, Shlomo	6553223 52	Israeli	27 Hamered Tel-Aviv, Israel	Chairman of the Board of Directors	Active Chairman of the Board of Directors of the Company and of Team Computers and Systems Ltd. Certified mathematics	1989	Subsidiaries of Isras Investments Ltd.; "Rassco" Rural and Suburban Settlement Co. Ltd.; Arad Investment & Industrial Development Ltd. and its subsidiaries; Team Computers and Systems Ltd. and its subsidiaries; TTI Team Telecom International Ltd.; OmniTech Quality Ltd. and its subsidiaries; Comtech Ltd.; Pardes Industries Ltd. and its subsidiaries; Fireproof Ceramic Products Company (1990) Ltd. and its subsidiaries; Dafna Weisman and Lavie Ltd.; various family companies
Alon, Yael	50624550 49	Israeli	Massarik 13, Jerusalem, Israel	None	Owner of a financial consulting firm	1998	Committee member of the Steinhardt Fund Association, Neve Horim Hostel
Barel, Avraham	3045740 74	Israeli	39 Komemiyut Tel-Aviv, Israel	Outside director, audit committee	Until January 1, 2000 joint active chairman of the board of directors of Superpharm (Israel) Ltd.	1999	Superpharm (Israel) Ltd., Bank Atzmaut for Mortgages & Development Ltd.; The First International Bank for Mortgages Ltd.; Tyrol Management & Investments Company Ltd.; Sirius Investments & Management Company Ltd.; Bilu Fund Ltd.; The Organization for the Soldiers (member of the management); Geyser Investments Ltd.; Ishal Ltd. (substitute director); Hyper Toy Chain Ltd.
Nissan, Yerah	7851595 58	Israeli	4 Shiltei Hagiborim Elkana	Outside director, audit committee	Until August 31, 1999, deputy general director Bank Hamizrahi, financial consultant	2000	Investment company of the United Mizrahi Bank Ltd.; Emda - Mutual Funds Management Company of the United Mizrahi Bank Ltd.; Carmit - Candy Industries Ltd.; Tom Holdings Ltd.; Zvi Ackerstein Ltd.

Article 26: Directors of the Company (cont'd.)

Name of director	ID/passport no. / age	Nationality	Address	Membership on Board committees	Main occupation during last 5 years/ education	Year of appointment as director	Serving as director in additional companies
Sapir, Harry	7514631 67	Israeli	5 Balfour Jerusalem, Israel	None	Financial adviser; jurist	1989	Subsidiaries of the Company; Arad Investment & Industrial Development Ltd.; Team Computers & Systems Ltd.; Israel Museum; Israel Museum Products Ltd.; Ab-Jack Mazal Limited Partnership; Jasmine Productions 1992 Ltd.; YASA Investments Ltd.; Spandex Israel Ltd.; H.T.S. Consultations and Investments Ltd.; I&C Medical Intelligence Ltd.; Harry Sapir Investment Management Ltd.
Shelah, Yehezkel	624018 67	Israeli	11 Revivim Tel-Aviv, Israel	Audit committee	Manager of companies, economist	1986	Subsidiaries of the Company; Tadeh Ltd.; Manpower (Israel) Ltd.; MTM Ltd.; Building Storage Ltd.: Tivol 1993 Ltd.; Chairman of the Board of Directors of Regent Investments Ltd.; Hamashbir Hamerkazi; Bank Mizrahi Provident Funds; Yafora-Tabori Ltd.; Pardes Industries Ltd.; Chairman or the Board of Directors of the Ghetto Fighters Holdings Ltd.; Chairman of the Board of Director of SHALAG Shamir Ltd.; Chairman of the Board of Directors of Shamir Optics Ltd.

Additional information

Except for the Chairman of the Board of Directors who is paid for his work as (active) Chairman of the Board of Directors and as the CEO of the Company, :here is no directors is an employee of the Company or of any of its subsidiaries.

None of the directors is related to interested parties in the Company.

Article 26A: Senior officers in the Company

Name	ID number	Age	Position	Education	Business experience during last five years
Lerman, Yair	9996661	67	General manager, director of subsidiaries of the Company	BA/Economics; Business Administration	General Manager of the Company
Toker, Ilan	14282099	32	Finance manager of the Company and of Arad Investments & Industrial Development Ltd.	MBA; CPA	Finance manager, accountant
Wisenberg, Yaakov	7133226	51	Controller	BA/Economics; CPA	Company controller
Bullotin, Lior	51193274	48	Internal controller	CPA	CPA

Article 27: Company auditor
Kost, Forer and Gabbay
3 Aminadav, Tel-Aviv

Article 28: Changes in memorandum or Articles of Incorporation

Replacement of the Company's Articles and the change of the memorandum subsequent to the new Companies Law.

Article 29: Recommendations and decisions of directors

Decision to publish the issuance prospectus by way of rights to the shareholders of the Company, see paragraph f to the Board of Directors report.

March 18 2001
Date

Isras Investment Company Ltd.

Names of signatories and their positions

Shlomo Eisenberg
Chairman of the Board of Directors and CEO

Yair Lerman
General Manager

F:\LANIR\1724\OTR\99\Etkf12.doc

DIRECTORS' REPORT

AS OF JUNE 30, 1999

A. THE COMPANY AND ITS BUSINESS ENVIRONMENT

This report refers to Isras Group's activities during the first half of 1999. During the reported period, the activity in the main areas that were described in the annual report for 1998 continued.

1. **Investments in profit bearing assets:**

During the first six months of 1999, Isras Group (excluding Rassco, see below) invested approximately NIS 38 million in properties and fixed assets.

The main projects in which the Group invested during the reported period are as follows:

- The Jerusalem Technological Park ("JTP") - in this project buildings Nos. 1, 4 and 5 (total - 20,000 sq. m. main area) are leased at full capacity, and the construction of an additional building No. 98 (approximately 17,300 sq. m. main area), was completed and the Company commenced leasing space. As of the date of the report, the construction of a gross building area of some 47 thousand sq. m. and parking area of some 21 thousand sq. m. was completed within the framework of the four buildings. Simultaneously, the Company commenced the construction of building No. 23 which is a tower with a total area of some 17,500 sq. m. and parking area of some 20,000 sq. m. and service areas. The investment in this project, during the reported period, totaled approximately NIS 21.8 million.

- Har-Hahotzvim project in Jerusalem - a joint venture, in which Isras is constructing an additional building with a main area of some 20,000 sq. m., as well as an underground parking area of some 30,000 sq. m. which will serve all of the buildings included in the project). In addition, the request for the designation of adjacent land, which will enable the construction of some additional 16,000 sq. m. was approved (including existing unutilized building rights). The investment in this project (Isras's share), during the reported period, totaled approximately NIS 5 million.

- Rav Mad - shopping center at Kiryat Motzkin - Isras is constructing an addition to the shopping center of some 4,250 sq. m. (main area) and an additional approximately 1,250 sq. m. of service areas. The investment in this project, during the reported period, totaled approximately NIS 4.2 million. Construction was completed subsequent to balance sheet date.

2. Operation of assets:

The trend of supply surplus and the decline in the prices in the property leasing market in Israel, as mentioned in the Directors' Report for 1998, worsened in the first half of the year. At present, it is difficult to locate tenants for the newly constructed vacant areas and for the previously constructed areas which became vacant.

In the reported period, revenues from fees from rentals, asset management and the operation of a parking lot totaled NIS 31.3 million and maintained their level as compared with the first six months of 1998. Simultaneously, maintenance expenses increased by almost 14% (mainly in JTP).

3. Planning and development:

The planning status of the various projects of the Isras Group is as described in the Directors' Report for 1998 published on March 18, 1999.

4. Neve Aviv Club:

The occupancy rate of the Neve Aviv Club during the reported period has improved compared to that of the corresponding period of the preceding year and compared to the occupancy in 1998 and, as a result, a contribution in the amount of NIS 1.4 million was recorded from this activity, similar to the contribution for all of 1998.

5. "Rassco" Rural and Suburban Settlement Company Ltd. (98%):

On August 18, 1999, Rassco published its financial statements as of June 30, 1999. Rassco's management reported on the operations of approximately 14 projects throughout the country (including commercial sites) in which about 350 residential units are also being built, as well as on the future operation of additional projects.

In the first six months of 1999, the total revenues, on the "completed jobs" basis (see below) amounted to approximately NIS 52.1 million, compared with NIS 60.2 million in the corresponding period in the prior year. The gross profit amounted to approximately NIS 10 million, compared with NIS16 million in the corresponding period in the prior year.

During the reported period, three new projects were credited to the statement of income while four other new projects were not credited since they did not comply with the rate of sales required according to generally accepted accounting principles and, in addition, no land was sold. The results of operations from building activities are included in the financial statements according to the "completed jobs" method, where the revenues are included upon the completion of the project and the sale of major portion thereof. This accounting method results in material fluctuations in the results of operations presented in Rassco's financial statements and does not properly reflect the economic activity.

General and administrative expenses amounted to approximately NIS 6.6 million, compared with approximately NIS 7.5 million in the corresponding period in the prior year and financial expenses amounted to approximately NIS 8.2 million, compared with approximately NIS 8.1 million in the corresponding period in the prior year. Financial expenses derive from the high real interest rate on financing in NIS on the background of negative inflation and the effect of the erosion in the index for balance sheet month/known index.

During the reported period, Rassco recorded a net loss of NIS 3.2 million (income of NIS 1.1 million in the second quarter as compared with the loss of NIS 4.3 million registered in the first quarter), compared with a loss of NIS 0.6 million in the corresponding period in the prior year.

On March 25, 1999, following the response of about 90.35% of the public to the tender offers published by the Company for Rassco shares, pursuant to section 236, the Company gave notice to all of Rassco shareholders who did not respond to the tender offers published by the Company, that it would like to acquire all of the shares they hold.

On April 25, 1999, the owner of 167 shares in Rassco filed a motion against the Company and Rassco with the Tel-Aviv-Jaffa District Court, where he requests that the Court will grant declaratory relief according to which the tender offered by the Company for the purchase of Rassco shares, is null and void. In addition, the owner of the 167 shares filed a motion for a temporary injunction according to which the Company and Rassco will not act pursuant to the tender offer.

In a hearing held on May 23, 1999 the Court rejected the motion for a temporary injunction pursuant to the Company's statement that the latter will not impose on the petitioner to purchase his shares until the Court's decision on the motion.

In accordance with the aforesaid, on July 26, 1999, the Company completed the purchase of all Rassco shares excluding the petitioner's shares. Subsequent to the purchase, the Company holds 99.64% of Rassco's shares.

The Company rejects, ab initio, the shareholders' claims. The Company applied to the Court, requesting the rejection of the motion and leave for the completion of the purchase of Rassco's shares held by the petitioner.

On August 5, 1999, the Directorate of the Stock Exchange resolved to delist Rassco's shares on September 15, 1999.

B. THE FINANCIAL POSITION, LIQUIDITY AND SOURCES OF FINANCE

As of June 30, 1999, the balance sheet amounts to NIS 1,028 million, compared with NIS 1,007 million at the beginning of the year.

We wish to especially point out from among the balance sheet items, the increase in current liabilities in the amount of approximately NIS 89 million and, correspondingly, the decrease in long-term liabilities in the amount of approximately NIS 70 million and the increase in the investment in properties in the amount of approximately NIS 30 million.

Shareholders' equity amounts to approximately NIS 403 million and, net of shares held by a subsidiary and a receivable on account of shares, it amounts to approximately NIS 305 million. Shareholders' equity amounts to approximately 36% - 30% of the total balance sheet, subject to the way in which the shares held by the subsidiary is approached.

We wish to point out that the consolidation of Rassco's leveraged balance sheet obscures Isras Group's equity structure. Since there are no guarantees and\or monetary liabilities between the Isras Group and Rassco, it would be appropriate to also examine the Isras Group's equity structure, excluding Rassco. Isras's total consolidated balance sheet, excluding Rassco, amounts to approximately NIS 780 million and shareholders' equity amounts to 39% - 46% of the total balance sheet.

C. RESULTS

Below are the quarterly details of excess of revenues over expenses in the major segments of operations, i.e. operation of properties for leasing, operation of Neve Aviv Club (Kfar Shmaryahu) Ltd., sale of assets and the operation Rassco.

Consolidated statements of income

Adjusted to the NIS of June 1999 (in thousands)

	1 - 3 / 99	4 - 6 / 99	1 - 6 / 99	1 -6 / 98	1998
Net revenues from profit bearing assets:					
Revenues	15,602	15,654	31,256	31,311	63,444
Maintenance expenses	5,760	5,775	11,535	10,134	21,063
	9,842	9,879	19,721	21,177	42,381
Operation of old age home:					
Revenues	3,180	3,111	6,291	5,429	11,157
Expenses	2,513	2,358	4,871	4,648	9,692
	667	753	1,420	781	1,465
Sale of assets:					
Revenues	1,677	-	1,677	91	4,131
Cost of sales	197	-	197	-	2,049
	1,480	-	1,480	91	2,082
Rassco:					
Revenues	5,640	46,457	52,097	60,154	101,251
Cost of sales	3,851	39,580	43,431	44,327	75,156
	1,789	6,877	8,666	15,827	26,095
	13,778	17,509	31,287	37,876	72,023
General and administrative expenses	5,977	5,767	11,744	12,638	22,510
Financial expenses, net	9,002	6,032	15,034	13,484	31,196
	14,979	11,799	26,778	26,122	53,706
	(1,201)	5,710	4,509	11,754	18,317
Other income (expenses), net	1,037	470	1,507	(327)	668
	(164)	6,180	6,016	11,427	18,985
Taxes on income (tax benefits)	(767)	2,150	1,383	3,653	6,531
	603	4,030	4,633	7,774	12,454
Minority interest in earnings of subsidiaries, net	(341)	(542)	(883)	(890)	(1,466)
Net income for the period	262	3,488	3,750	6,884	10,988

As exhibited by the table, revenues from profit bearing assets were maintained at the same level as in the corresponding period in the prior year. The contribution of profit bearing assets decreased by approximately 7%, compared with the corresponding period in the prior year.

Isras's share in Rassco's losses for the first six months of 1999 amounted to approximately NIS 4,259 thousand, net of the write-off of the initial difference of approximately NIS 1,278 thousand.

The Group's general and administrative expenses decreased by approximately 78%, compared with the corresponding period in the prior year.

The consolidated financial expenses in the first six months of 1999 amounted to approximately NIS 15 million, compared with approximately NIS 13.5 million in the first six months of 1998 and approximately NIS 31.2 million in 1998. The financial expenses were mainly effected by the high real interest rate on financing in NIS on the background of a negative inflation and the erosion in the known index and the decrease in value of loans in foreign currency.

During the first quarter of 1999, the Company recorded a gain on the sale of assets of NIS 1.5 million.

The total consolidated pre-tax income was approximately NIS 6 million, compared with income of NIS 11.4 million in the corresponding period in the prior year and to income of NIS 11 million in 1998.

The net income for the first six months of 1999 was approximately NIS 3.8 million, compared with income of approximately NIS 6.9 million in the corresponding period in the prior year and to income of approximately NIS 11 million in 1998.

Following the consolidation of Rassco's financial statements which are affected by material fluctuations in the results of operations, Isras's financial statements should be examined excluding the consolidation of Rassco.

Following is a summary of Isras statements of income, excluding Rassco's results (in adjusted NIS in thousands):

	1-6/99	1-6/98	4-6/99	4-6/98	1998
Revenues	37,547	36,741	18,763	18,498	74,599
Cost of revenues	16,406	14,782	8,131	7,310	30,754
Gross profit	21,141	21,959	10,632	11,188	43,845
Selling, administrative and general expenses	5,124	5,149	2,505	2,542	10,026
Operating income	16,017	16,810	8,127	8,646	33,819
Financial expenses, net	6,790	5,341	2,919	1,110	16,276
Other income, net	2,654	487	387	364	3,671
Income before taxes on income	11,881	11,956	5,595	7,900	21,214
Taxes on income	2,741	3,381	1,328	2,673	5,817
	9,140	8,575	4,267	5,227	15,397
Minority interest in earnings of subsidiaries	(1,131)	(1,064)	(588)	(521)	(1,908)
Income for the period net of Rassco	8,009	7,511	3,679	4,706	13,489
Equity in earnings (losses) of Rassco	(4,259)	(627)	(191)	1,057	(2,501)
Net income for the period	3,750	6,884	3,488	5,763	10,988

From a summary of the financial statements it arises that Isras's gross profit and operating income are maintained, compared with the corresponding period in the prior year.

Isras's income before consolidating Rassco in the first half totals about NIS 8,009 thousand, compared with income of about NIS 7,511 in the corresponding period in the prior year and NIS 13,489 thousand in 1998.

D. EQUALIZING RIGHTS TO THE COMPANY'S SHARES

The Company's Board of Directors decided to take the necessary steps for carrying out an arrangement pursuant to section 233 of the Companies Ordinance between the Company and its shareholders ("the arrangement") for equalizing the rights to the Company's shares so that all the Company's share capital will be consolidated into one class of Ordinary shares of NIS 1 par value each ("NIS 1 shares"), by splitting each of the Company's Ordinary shares of NIS 5 par value into five NIS 1 shares.

The aforementioned rights will be equalized while indemnifying the holders of NIS 1 shares. In determining the amount of the indemnification, the Company adopted the opinion and recommendations of Giza Economic Consulting and Financial Management (1988) Ltd. ("Giza"), which were approved by the Company's audit committee, it was determined that the holders of NIS 1 shares will be indemnified at the rate of 8.8% of the capital subsequent to the allocation (as detailed below) in respect of the decrease in their voting rights due to the equalizing of rights.

The aforementioned indemnification will be effected by the distribution of bonus shares and will be granted so that the holders of NIS 1 shares, at the date that the arrangement becomes effective and they alone ("the entitled shareholders") will be entitled to bonus shares of NIS 1 at the rate of 16.4% of the total par value of the NIS 1 shares held by them prior to the arrangement taking effect. The exact number of bonus shares to be allocated to each of the entitled shareholders will be rounded off to the lower whole number. The total bonus shares allocated will constitute, subsequent to the allocation, up to approximately 8.8% of the Company's capital.

The issuance of a stock dividend, as aforementioned, will be effected pursuant to the provisions of the Securities Regulations (Allocation of Securities in a Registered Company which were Not Allocated to the Public), 1992 and the allocated shares will be listed for trade on the Stock Exchange.

Following a motion that the Company filed with the Tel-Aviv District Court, on June 13, 1999, the Court rendered an order instructing that four class meetings and an extraordinary general meeting of the Company's shareholders (the meetings) are to be convened for the purpose of discussing the decision to approve the arrangement between the Company and its shareholders. The arrangement is pending the approval of the meetings which will convene on August 30, 1999 and subsequently the Court's approval.

E. REPORT ON THE PREPARATIONS FOR SOLVING THE PROBLEM OF THE YEAR 2000 ISSUE

1. Details regarding the plans for the preparations to solve the problem of the Year 2000 Issue - no change in relation to the annual statements for 1998.

2. The projected preparations expenses for solving the Year 2000 Issue - unchanged.

3. Personnel - unchanged.

4. Professional support - unchanged.

5. Progress evaluation - unchanged.

6. Compliance with timetable - unchanged.

7. Plans for systems failure - unchanged.

8. Third parties systems - unchanged.

Shlomo Eisenberg
Chairman of the Board of Directors
and Chief Executive Officer

Yair Lerman
General Manager

August 18, 1999

\\Kost_3\sys\LANIR\1724\OTR\99\EDIR6.doc

DRAFT: 9.9.99

ISRAS INVESTMENT COMPANY LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 1999

ADJUSTED TO THE NIS OF JUNE 1999

UNAUDITED

INDEX

- - - - - - - - - -



The Board of Directors
Isras Investment Company Ltd.

Re: Review report of unaudited interim consolidated financial statements for the six months and three months ended June 30, 1999

At your request, we have reviewed the interim consolidated balance sheet of Isras Investment Company Ltd. and its subsidiaries as of June 30, 1999 and the related interim consolidated statements of income, statements of changes in shareholders' equity and statements of cash flows for the six months and three months then ended.

Our review has been made in accordance with the procedures prescribed by the Institute of Certified Public Accountants in Israel, and included, inter-alia, reading the aforementioned interim consolidated financial statements, reading the minutes of meetings of the shareholders and the board of directors and its committees and making inquiries of certain officers responsible for financial and accounting matters.

The review reports of certain subsidiaries whose assets constitute approximately 32.6% of total consolidated assets as of June 30, 1999 and whose revenues for the six months then ended constitute approximately 58.12% of total consolidated revenues, have been reviewed by other certified public accountants.

The foregoing procedures do not constitute an examination made in accordance with generally accepted auditing standards, and are limited in scope. Therefore, we do not express an opinion on the aforementioned interim consolidated financial statements.

In the course of our review, including the reading of the review reports of subsidiaries of other certified public accountants, as referred to above, nothing came to our attention, as a result of our review that would indicate that material changes of the interim consolidated financial statements are required in order that they may be considered prepared in accordance with generally accepted accounting principles and in accordance with the Israeli Securities Regulations (Periodic and Immediate Statements), 1970.

Tel Aviv, Israel
August 18, 1999

KOST FORER & GABBAY
A Member of Ernst & Young International

ISRAS INVESTMENT COMPANY LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
Adjusted to the NIS of June 1999

	June 30,		December 31,
	1999	1998	1998
	Unaudited		Audited
	Adjusted NIS in thousands		
ASSETS			
CURRENT ASSETS:			
Cash and cash equivalents	1,294	2,052	5,884
Short-term bank deposits	2,664	2,915	5,069
Short-term investments and loans	2,915	1,201	2,078
Trade receivables	9,258	17,131	8,990
Other accounts receivable	15,168	18,010	15,490
Inventories of land	52,229	51,732	52,024
Buildings under construction and inventories of buildings, net	124,921	127,634	127,015
	208,449	220,675	216,550
LAND AND LAND RIGHTS	167,791	171,272	168,014
INVESTMENTS:			
Properties for leasing, net	418,756	418,925	419,875
Properties for leasing under construction, net	125,626	73,321	94,948
Land, land rights and orchards	41,617	40,874	41,175
Other investments	20,851	20,596	20,681
	606,850	553,716	576,679
FIXED ASSETS, NET	43,771	43,434	44,001
OTHER ASSETS AND DEFERRED CHARGES, NET	1,243	2,049	1,579
	1,028,104	991,146	1,006,823

The accompanying notes are an integral part of the financial statements.

ISRAS INVESTMENT COMPANY LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

Adjusted to the NIS of June 1999

	June 30,		December 31,
	1999	1998	1998
	Unaudited		Audited
	Adjusted NIS in thousands		
LIABILITIES AND SHAREHOLDERS' EQUITY			
CURRENT LIABILITIES:			
Short-term credit from banks and others	301,253	222,557	218,261
Advance payments and deposits from tenants and property buyers	4,216	3,683	3,732
Subcontractors and trade payables	22,253	21,242	19,375
Other accounts payable	43,755	47,233	41,220
Advances in respect of buildings under construction, net	1,471	2,343	1,235
	372,948	297,058	283,823
LONG-TERM LIABILITIES:			
Liabilities to banks and others	236,148	237,207	301,591
Debentures	70,798	103,385	76,269
Deposits	4,374	4,726	4,379
Accrued severance pay, net	4,462	5,605	5,149
Deferred taxes	9,253	7,498	8,104
Other long-term liabilities	5,688	5,262	5,559
	330,723	363,683	401,051
MINORITY INTEREST	19,178	32,153	20,090
SHAREHOLDERS' EQUITY	305,255	298,252	301,859
	1,028,104	991,146	1,006,823

August 18, 1999			
Date of approval of the financial statements	Shlomo Eisenberg Chairman of the Board of Directors and CEO	Yair Lerman General Manager	Ilan Toker Comptroller

ISRAS INVESTMENT COMPANY LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

Adjusted to the NIS of June 1999

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	1999	1998	1999	1998	1998
	Unaudited				Audited
	Adjusted NIS in thousands (except per share data)				
Revenues	89,644	96,890	65,222	61,776	175,844
Cost of revenues	59,837	59,105	47,713	40,313	105,903
Gross profit	29,807	37,785	17,509	21,463	69,941
Selling, general and administrative expenses	11,744	12,638	5,767	6,089	22,510
Operating income	18,063	25,147	11,742	15,374	47,431
Financial expenses, net	15,034	13,484	6,032	4,367	31,196
	3,029	11,663	5,710	11,007	16,235
Other income (expenses), net	2,987	(236)	470	(287)	2,750
Income before taxes on income	6,016	11,427	6,180	10,720	18,985
Taxes on income	1,383	3,653	2,150	4,084	6,531
Income after taxes on income	4,633	7,774	4,030	6,636	12,454
Minority interest in earnings of subsidiaries, net	(883)	(890)	(542)	(873)	(1,466)
Net income for the period	3,750	6,884	3,488	5,763	10,988
Earnings per share:					
Basic earnings per NIS 1 par value of common shares (adjusted NIS)	1.08	1.99	1.01	1.66	3.22

The accompanying notes are an integral part of the financial statements.

ISRAS INVESTMENT COMPANY LTD.
AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

Adjusted to the NIS of June 1999
Unaudited

	Three months ended June 30, 1999					
	Share capital	Additional paid-in capital	Retained earnings	Company shares held by subsidiaries	Receivable for shares	Total
	Adjusted NIS in thousands					
Balance at the beginning of the period	161,985	144,815	92,232	(75,828)	(21,337)	301,867
Debt adjustments	-	-	-	-	(100)	(100)
Net income for the period	-	-	3,488	-	-	3,488
Balance at the end of the period	161,985	144,815	95,720	(75,828)	(21,437)	305,255

	Three months ended June 30, 1998					
	Share capital	Additional paid-in capital	Retained earnings	Company shares held by subsidiaries	Receivable for shares	Total
	Adjusted NIS in thousands					
Balance at the beginning of the period	161,970	143,299	82,103	(74,264)	(20,549)	292,559
Acquisition of debentures (Series A) by subsidiary	-	3	-	-	-	3
Debt adjustments	-	-	-	-	(73)	(73)
Net income for the period	-	-	5,763	-	-	5,763
Balance at the end of the period	161,970	143,302	87,866	(74,264)	(20,622)	298,252

The accompanying notes are an integral part of the financial statements.

ISRAS INVESTMENT COMPANY LTD.
AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

Adjusted to the NIS of June 1999
Unaudited

	Six months ended June 30, 1999					
	Share capital	Additional paid-in capital	Retained earnings	Company shares held by subsidiaries	Receivable for shares	Total
	Adjusted NIS in thousands					
Balance at the beginning of the period	161,985	144,815	91,970	(75,828)	(21,083)	301,859
Debt adjustments	-	-	-	-	(354)	(354)
Net income for the period	-	-	3,750	-	-	3,750
Balance at the end of the period	161,985	144,815	95,720	(75,828)	(21,437)	305,255

	Six months ended June 30, 1998					
	Share capital	Additional paid-in capital	Retained earnings	Company shares held by subsidiaries	Receivable for shares	Total
	Adjusted NIS in thousands					
Balance at the beginning of the period	161,970	143,278	80,982	(74,264)	(20,383)	291,583
Acquisition of debentures (Series A) by subsidiary	-	24	-	-	-	24
Debt adjustments	-	-	-	-	(239)	(239)
Net income for the period	-	-	6,884	-	-	6,884
Balance at the end of the period	161,970	143,302	87,866	(74,264)	(20,622)	298,252

The accompanying notes are an integral part of the financial statements.

ISRAS INVESTMENT COMPANY LTD.
AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

Adjusted to the NIS of June 1999
Audited

	Year ended December 31, 1998					
	Share capital	Additional paid-in capital	Retained earnings	Company shares held by subsidiaries	Receivable for shares	Total
	Adjusted NIS in thousands					
Balance at the beginning of the year	161,970	143,278	80,982	(74,264)	(20,383)	291,583
Acquisition of debentures (Series A) by a subsidiary	-	(17)	-	-	-	(17)
Conversion of debentures (Series A) by a subsidiary	15	1,549	-	(1,564)	-	-
Conversion of debentures (Series A) by external parties	-	5	-	-	-	5
Debt adjustment	-	-	-	-	(700)	(700)
Net income for the year	-	-	10,988	-	-	10,988
Balance at the end of the year	161,985	144,815	91,970	(75,828)	(21,083)	301,859

The accompanying notes are an integral part of the financial statements.

ISRAS INVESTMENT COMPANY LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Adjusted to the NIS of June 1999

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	1999	1998	1999	1998	1998
	Unaudited				Audited
	Adjusted NIS in thousands				
Cash flows from operating activities:					
Net income for the period	3,750	6,884	3,488	5,763	10,988
Adjustments required to reconcile net income to net cash provided by (used in) operating activities (a)	10,106	(9,008)	9,167	(10,728)	2,588
Net cash provided by (used in) operating activities	13,856	(2,124)	12,655	(4,965)	13,576
Cash flows from investing activities:					
Investment in real estate and fixed assets	(38,576)	(42,258)	(23,041)	(20,071)	(82,990)
Investment grants received	3,136	10,726	2,017	4,137	19,095
Investment in subsidiaries	(1,753)	(1,899)	-	(1,425)	(12,876)
Repayment of loans from building transactions	-	1,870	-	1,870	5,839
Proceeds from sale of real estate and fixed assets	1,631	24	196	-	2,747
Proceeds from (purchase of) marketable shares, net	(12)	(1,093)	43	(1,076)	(1,795)
Purchase of long-term marketable securities	-	(728)	-	(494)	(918)
Repayment of long-term loans	106	126	54	43	228
Short-term bank deposits, net	2,405	3,884	(1,029)	1,428	1,730
Net cash used in investing activities	(33,063)	(29,348)	(21,760)	(15,588)	(68,940)
Cash flows from financing activities:					
Acquisition of Company debentures by a subsidiary, net	(16)	(1,829)	(8)	(461)	(1,995)
Repayment of debentures (Series C)	(5,608)	(5,567)	(5,608)	(5,567)	(5,567)
Repayment of debentures (Series B)	-	-	-	-	(26,957)
Repayment of convertible debentures (Series A)	-	-	-	-	(9,599)
Proceeds from long-term liabilities	4,742	85,093	4,170	20,063	238,350
Repayment of long-term liabilities	(46,150)	(52,996)	(11,476)	(21,310)	(75,147)
Short-term credit from banks and others, net	61,649	5,245	18,416	24,963	(61,415)
Net cash provided by financing activities	14,617	29,946	5,494	17,688	57,670
Increase (decrease) in cash and cash equivalents	(4,590)	(1,526)	(3,611)	(2,865)	2,306
Cash and cash equivalents at the beginning of the period	5,884	3,578	4,905	4,917	3,578
Cash and cash equivalents at the end of the period	1,294	2,052	1,294	2,052	5,884

The accompanying notes are an integral part of the financial statements.

ISRAS INVESTMENT COMPANY LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Adjusted to the NIS of June 1999

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	1999	1998	1999	1998	1998
	Unaudited				Audited
	Adjusted NIS in thousands				
(a) Adjustments required to reconcile net income to net cash provided by (used in) operating activities:					
Income and expenses not involving cash flows:					
Minority interest in earnings of subsidiaries, net	883	890	542	873	1,466
Depreciation and amortization	9,173	7,933	5,152	3,920	(599)
Deferred taxes, net	(1,538)	1,586	389	2,678	16,974
Accrued severance pay, net	(687)	(142)	(350)	(114)	1,444
Adjustment of controlling party's debt for shares	(354)	(239)	(100)	(73)	(700)
Gain on sale of investments in properties	(1,479)	(124)	-	-	(2,183)
Decrease (increase) in value and realization of marketable securities	(825)	23	(35)	23	(154)
Erosion of long-term liabilities	(3,094)	(3,873)	(2,893)	(3,383)	1,080
Erosion of loans and other investments	5	6	4	12	4
Accrued interest on long-term liabilities	216	471	109	221	476
Changes in assets and liabilities:					
Decrease (increase) in trade receivables	(268)	(5,342)	(2,831)	(7,264)	2,798
Decrease (increase) in other accounts receivable	3,256	281	3,028	(263)	2,299
Increase in inventories of land	(205)	(498)	(56)	(77)	(789)
Decrease (increase) in buildings under construction and inventories of buildings, net	(13,462)	(6,619)	198	4,767	(28,655)
Decrease (increase) in land and land rights	12,573	(10,066)	12,765	(8,143)	(7,369)
Decrease in advance payments and deposits from tenants and property buyers	(319)	(472)	(1,136)	(634)	(601)
Increase in subcontractors and trade payables	882	5,876	4,240	4,322	2,214
Increase (decrease) in other accounts payable	1,834	1,571	2,796	2,283	(4,708)
Increase (decrease) in advance payments in respect of buildings under construction, net	3,386	(58)	(12,656)	(9,838)	19,505
Increase (decrease) in other long-term liabilities	129	(212)	1	(38)	86
	10,106	(9,008)	9,167	(10,728)	2,588

The accompanying notes are an integral part of the financial statements.

ISRAS INVESTMENT COMPANY LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Adjusted to the NIS of June 1999

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	1999	1998	1999	1998	1998
	Unaudited				Audited
	Adjusted NIS in thousands				
(b) Significant non-cash operations:					
Sale of land which was recorded as a debt of land buyers	-	-	-	-	1,352
Conversion of debentures (Series A) into shares by subsidiary	-	-	-	-	1,564
Acquisition of properties against liabilities to suppliers	6,960	3,105	6,960	3,105	4,964
Investment grants receivable	3,756	2,368	3,856	2,368	3,731

The accompanying notes are an integral part of the financial statements.

ISRAS INVESTMENT COMPANY LTD.
AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

TE 1:- GENERAL

a. These financial statements have been prepared as of June 30, 1999 and for the six months and three months then ended. These financial statements are to be read in conjunction with the audited annual financial statements of the Company as of December 31, 1998 and their accompanying notes.

b. Uncertainty due to the Year 2000 Issue:

The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Data-Sensitive systems may recognize the Year 2000 as 1900 or some other date, resulting in errors when information using Year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The affects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect the Company and its subsidiaries ability to conduct normal business operations.

It is not possible to be certain that all aspects of the Year 2000 Issue affecting the Company and its subsidiaries, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

TE 2:- SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies applied in the financial statements of the Company as of December 31, 1998 are applied consistently in these financial statements.

TE 3:- FINANCIAL STATEMENTS IN ADJUSTED VALUES

The financial statements are prepared on the basis of the historical cost adjusted for the changes in the general purchasing power of the NIS based on the changes in the Israeli CPI.

Comparative figures in these financial statements were adjusted to the NIS of June 1999.

In the six months ended June 30, 1999, the Israeli CPI decreased by 0.4% (corresponding period last year - increased by 2.2%).

TE 4:- TENDER OFFERS - RASSCO

On March 25, 1999, the Company published an announcement pursuant to section 236, whereby the Company announces to all of Rassco shareholders who did not respond to the tender offers published by the Company, of its intention to acquire all of the shares held by them.

On April 25, 1999, the owner of 167 shares in Rassco filed a motion against the Company and Rassco with the Tel-Aviv-Jaffa District Court, where he requests that the Court will grant declaratory relief according to which the tender offered by the Company for the purchase of Rassco shares, is null and void. In addition, the owner of the 167 shares filed a motion for a temporary injunction according to which the Company and Rassco will not act pursuant to the tender offer.

In a hearing held on May 23, 1999 the Court rejected the motion for a temporary injunction pursuant to the Company's statement that the latter will not impose on the petitioner to purchase his shares until the Court's decision on the motion.

In accordance with the aforesaid, on July 26, 1999, the Company completed the purchase of all Rassco shares excluding the petitioner's shares. Subsequent to the purchase, the Company holds 99.64% of Rassco's shares.

The Company rejects, ab initio, the shareholders' claims. The Company applied to the Court, requesting the rejection of the motion and leave for the completion of the purchase of Rassco's shares held by the petitioner.

On August 5, 1999, the Directorate of the Stock Exchange resolved to delist Rassco's shares on September 15, 1999.

TE 5:- EQUATE RIGHTS TO THE COMPANY'S SHARES

The Company's board of directors decided to take the necessary actions for executing an arrangement between the Company and its shareholders ("the arrangement") pursuant to section 233 of the Companies Ordinance to equate the rights to the Company's shares so that all the Company's entire share capital will be consolidated into one class of common shares of NIS 1 par value each ("NIS 1 shares"), by splitting each of the Company's common shares of NIS 5 par value into five NIS 1 shares.

Based on a professional opinion approved by the Company's audit committee, it was resolved to compensate the holders of NIS 1 shares at the rate of 8.8% of the capital subsequent to the allocation. Such compensation will be effected by allocating of bonus shares.

The allocation of the bonus shares, as aforementioned, will be effected pursuant to the provisions of the Israeli Securities Regulations (Allocation of Securities in a Registered Company which were Not Allocated to the Public), 1992. The allocated shares will be registered for trading in the stock exchange

Following a motion that the Company filed with the Tel-Aviv district Court, on June 13, 1999, the Court rendered an order instructing to convene four class meetings and extraordinary general meeting of the Company's shareholders (the meetings) for the purpose of discussions and decision making to approve the arrangement between the Company and its shareholders.

The arrangement is pending the approval of the meetings which will convene on August 30, 1999 and subsequently the Court's approval.

TE 6:- TAX ASSESSMENTS

In the reported period, the tax authorities issued to a subsidiary orders for 1995 and 1996. The orders amount to NIS 856 thousand (including interest and linkage differences) exceeding the provisions which the subsidiary recorded in its financial statements.

These orders relate mainly to a tax liability realized apparently from holding a subsidiary in another subsidiary.

The subsidiary filed an appeal on these orders with the district court.

In the opinion of the Company's management and its professional advisors, the Company's prospects of winning the appeal are good, and therefore, no provision was made in respect of this claim.

\- - - - - - - - -

DIRECTORS' REPORT

AS OF SEPTEMBER 30, 1999

A. THE COMPANY AND ITS BUSINESS ENVIRONMENT

This report refers to Isras Group's activities during the first nine months of 1999. During the reported period, the activity in the main areas that were described in the annual report for 1998 continued.

1. **Investments in profit bearing assets:**

During the first nine months of 1999, Isras Group (excluding Rassco, see below) invested approximately NIS 53.4 million in properties and fixed assets.

The main projects in which the Group invested during the reported period are as follows:

- The Jerusalem Technological Park ("JTP") - in this project buildings Nos. 1, 4 and 5 (total - 20,000 sq. m. main area) are leased at full capacity, and the construction of an additional building No. 98 (approximately 17,300 sq. m. main area) was completed and, as of the date of the issuance of the report, over 50% of the leasing space are leased and for additional some 25% negotiations are held. As of the date of the report, the construction of a gross building area of some 47 thousand sq. m. and parking area of some 21 thousand sq. m. was completed within the framework of the four buildings. Simultaneously, the Company commenced the construction of building No. 23 which is a tower with a total area of some 20,000 sq. m. and parking area of some 20,000 sq. m.. The investment in this project, during the reported period, totaled approximately NIS 29.9 million.

- Har-Hahotzvim project in Jerusalem - a joint venture, in which Isras is constructing an additional building with a main area of some 20,000 sq. m., as well as an underground parking area of some 30,000 sq. m. (which will serve all of the buildings included in the project). In addition, the request for the designation of adjacent land, which will enable the construction of some additional 16,000 sq. m. was approved (including existing unutilized building rights). The investment in this project (Isras's share), during the reported period, totaled approximately NIS 15.7 million.

- Rav Mad - shopping center at Kiryat Motzkin - Isras constructed an addition to the shopping center of some 4,250 sq. m. (main area) and an additional approximately
1,250 sq. m. of service areas. The investment in this project, during the reported period, totaled approximately NIS 4.4 million.

2. Operation of assets:

The trend of supply surplus and the decline in the prices in the property leasing market in Israel, as mentioned in the Directors' Report for 1998, worsened in the first nine months of the year. At present, it is difficult to locate tenants for the newly constructed vacant areas and for the previously constructed areas which became vacant.

In the reported period, revenues from fees from rentals, property management and the operation of a parking lot totaled NIS 48 million and maintained their level as compared with the first nine months of 1998. Simultaneously, maintenance expenses increased by almost 11% (mainly in JTP).

3. Planning and development:

The planning status of the various projects of the Isras Group is as described in the Directors' Report for 1998 published on March 18, 1999.

4. Neve Aviv Club:

The occupancy rate of the Neve Aviv Club during the reported period has improved compared to that of the corresponding period of the preceding year and compared to the occupancy in 1998 and, as a result, a contribution in the amount of NIS 2.3 million was recorded from this activity, compared to a contribution of NIS 1.5 million for all of 1998.

5. "Rassco" Rural and Suburban Settlement Company Ltd. (99.64%):

Following an aggregated response of over 90% to the tender published by the Company for Rassco shares, on March 25, 1999, the Company published an announcement pursuant to section 236, whereby the Company announces to all of Rassco shareholders who did not respond to the tender offers published by the Company, of its intention to acquire all of the shares held by them.

On April 25, 1999, the owner of 167 shares in Rassco ("the petitioner") filed a motion against the Company and Rassco with the Tel-Aviv-Jaffa District Court, where he requests that the Court will grant declaratory relief according to which the tender offered by the Company for the purchase of Rassco shares, is null and void. In addition, the owner of the 167 shares filed a motion for a temporary injunction according to which the Company and Rassco will not act pursuant to the tender offer.

In a hearing held on May 23, 1999 the Court rejected the motion for a temporary injunction pursuant to the Company's statement that the latter will not impose on the petitioner to purchase his shares until the Court's decision on the motion. In accordance with the aforesaid, on July 26, 1999, the Company completed the purchase of all Rassco shares excluding the petitioner's shares. Subsequent to the purchase, the Company holds 99.64% of Rassco's shares. The Company rejects, ab initio, the shareholder's claims. The Company applied to the Court, requesting the rejection of the motion and leave for the completion of the purchase of Rassco's shares held by the petitioner.

According to the decision of the Directorate of the Stock Exchange of August 5, 1999, Rassco's shares were delisted on September 15, 1999. Following the delisting of shares, Rassco ceased to publish its financial statements.

Rassco operates some 14 projects throughout the country (including commercial sites) in which about 350 residential units are being built.

Following are data pertaining to the main projects in progress as of September 30, 1999 (NIS in thousands):

	Site	Number of units under construction	Inclusive monetary scope	Percentage of engineering performance	Cost (including land)	Advances received	Scheduled year of completion
1	Naharia - Ein Shara (1)	20	5,500		77	-	2000
2	Shavei Zion Building 17-19 (1)	64	11,000	60	6,578	3,536	2000
3	Jerusalem - Beth Hacerem (1)	34	12,000	80	11,284	3,653	2000
4	Jerusalem - Beth Hacerem (1)	34	12,000	20	6,315	-	2000-2001
5	Jerusalem - Alenby Camp (1)	23	11,000	60	7,531	3,592	2000
6	Jerusalem - Alenby Camp (1)	24	11,500	5	4,323	658	2001
7	Haifa - Nativ Hen	78	45,000	55	22,980	2,295	2000
8	Tivon D stage B	12	10,000	10	2,310	-	2000
9	Atlit- Hofit	8	6,200	60	3,917	622	2000
10	Rishon Letzion - Cramim Buildings 6 ,7	56	37,000	85	32,380	34,232	1999
11	Rishon Letzion - Cramim Building 5	26	20,000	30	9,523	127	2000
12	Rishon Letzion - Cramim Buildings 4	30	20,000	20	8,103	578	2000-2001
13	Ashdod - private houses	8	5,500	40	1,242	-	2000
14	Be'er Sheva - trade and offices - Stage B	3,700 sq.m.	23,000	70	7,782	981	2000

(1) In these projects Rassco operates with other partners. The financial data refers to Rassco share only (1/3) and in projects Nos. 5 and 6 Rassco share is 1/2.

Rassco posses inventory of land of 1,000 units available for construction, some 500 units not available and several projects not available for industry, offices and hotels.

For already two years, due to the market's condition, the construction share in certain projects was reduced and in others a division was made following gradual completion. This state may endure as long as the present situation in the construction segment prevails.

Over the recent two years, Rassco has minimized the acquisition of land. At present, it is examining over again the acquisitions in regions of demand.

In the first nine months of 1999, total revenues, using the percentage of completion method (see below), amounted to approximately NIS 94.1 million, compared to NIS 83.7 million in the corresponding period in the prior year.

Cost of sales during the reported period amounted to NIS 73.7 million, compared to NIS 61.3 million in the corresponding period in the prior year and the gross profit totaled NIS 20.4 million, compared to NIS 22.5 million in the corresponding period in the prior year.

Following are data pertaining to the cost and the gross profit:

Projects	Revenues	Costs	Gross profit	Carried to the income statement for the first time
Haifa - Yad Lebanim	31.3	27.5	3.8	Second quarter
Naharia - Neot Ela (12)	9.8	6.9	2.9	Second quarter
Naharia - Nofei Yam 30/3	7.5	4.9	2.6	Second quarter
Be'er Sheva - Offices Wing A	26.9	21.6	5.3	Third quarter
Ashdod - private houses (8)	5.4	3.3	2.1	Third quarter
Sale of inventory and others	13.2	9.5	3.7	First - third quarter
	94.1	73.7	20.4	

During the reported period, three new projects were not carried to the statement of income since they did not comply with the rate of sales required according to generally accepted accounting principles and, in addition, no land was sold. The results of operations from construction activities are included in the financial statements using the percentage of completion method, where revenues are recognized upon the completion of the project and the sale of significant part thereof. This accounting method results in material fluctuations in the results of operations presented in Rassco's financial statements and does not properly reflect the economic activity.

In September 1999, the Israeli Accounting Standards Institute published Accounting Standard No. 2. As a result of the application of the Standard, the results from projects will be reported on a current basis and not only upon the sale of a significant part of the project. In 2000, the anticipated income from operations is expected to be higher relative to the income that would have been reported according to generally accepted accounting principles since the new principles tend to recognize revenues from project at an earlier stage (see Note 6 to the financial statements).

B. THE FINANCIAL POSITION, LIQUIDITY AND SOURCES OF FINANCE

As of September 30, 1999, the balance sheet amounts to NIS 1,057 million, compared to NIS 1,019 million at the beginning of the year.

Among balance sheet items, we wish to especially point out the increase in current liabilities in the amount of approximately NIS 78 million and, correspondingly, the decrease in long-term liabilities in the amount of approximately NIS 45 million and the increase in the investment in properties in the amount of approximately NIS 41 million.

Shareholders' equity amounts to approximately NIS 411 million and, net of shares held by a subsidiary and a receivable on account of shares, it amounts to approximately NIS 312 million. Shareholders' equity amounts to approximately 30% - 36% of the total balance sheet, subject to the method in which the shares held by the subsidiary is approached.

C. RESULTS

Below are the quarterly details of excess of revenues over expenses in the major segments of operations, i.e. operation of properties for leasing, operation of Neve Aviv Club (Kfar Shmaryahu) Ltd., sale of assets and Rassco (mainly construction for dwelling).

Consolidated statements of income

Adjusted to the NIS of September 1999 (in thousands)

	1 - 3 / 99	4 - 6 / 99	7 - 9 / 99	1 - 9 / 99	1 - 9 / 98	1998
Net revenues from profit bearing assets:						
Revenues	15,796	15,848	16,319	47,963	48,290	64,230
Maintenance expenses	5,832	5,845	6,203	17,880	16,101	21,324
	9,964	10,003	10,116	30,083	32,189	42,906
Operation of old age home:						
Revenues	3,220	3,149	3,177	9,546	8,396	11,295
Expenses	2,545	2,386	2,342	7,273	7,430	9,812
	675	763	835	2,273	966	1,483
Sale of assets:						
Revenues	1,698	-	59	1,757	146	4,182
Cost of sales	199	-	1	200	39	2,074
	1,499	-	58	1,557	107	2,108
Rassco (mainly construction for dwelling):						
Revenues	5,708	47,035	41,349	94,092	83,725	102,500
Cost of sales (including initial difference)	3,897	40,074	31,397	75,368	62,135	76,080
	1,811	6,961	9,952	18,724	21,590	26,420
	13,949	17,727	20,961	52,637	54,852	72,917
General and administrative expenses	6,051	5,839	5,426	17,316	18,604	22,790
Financial expenses, net	9,112	6,108	11,489	26,709	17,887	31,583
	15,163	11,947	16,915	44,025	36,491	54,373
	(1,214)	5,780	4,046	8,612	18,361	18,544
Other income (expenses), net	1,050	475	85	1,610	(298)	677
	(164)	6,255	4,131	10,222	18,063	19,221
Taxes on income (tax benefits)	(776)	2,176	728	2,128	6,546	6,613
	612	4,079	3,403	8,094	11,517	12,608
Minority interest in earnings of subsidiaries, net	(346)	(548)	(321)	(1,215)	(1,471)	(1,484)
Net income for the period	266	3,531	3,082	6,879	10,046	11,124

The Group's general and administrative expenses decreased by approximately 7%, compared to the corresponding period in the prior year.

The consolidated financial expenses in the first nine months of 1999 amounted to approximately NIS 26.7 million, compared to approximately NIS 17.9 million in the first nine months of 1998 and approximately NIS 31.6 million in 1998. The financial expenses were mainly effected by the high real interest rate on financing in NIS on the background of a negative inflation, erosion in the known index and the increase in value of loans in foreign currency.

During the first nine months of 1999, the Company recorded a gain on the sale of assets of NIS 1.6 million.

The total consolidated pre-tax income was approximately NIS 10.2 million, compared to income of NIS 18 million in the corresponding period in the prior year and to income of NIS 19.2 million in 1998.

The net income for the first nine months of 1999 totaled approximately NIS 6.9 million, compared to income of approximately NIS 10 million in the corresponding period in the prior year and to income of approximately NIS 11.1 million in 1998.

D. EQUATE RIGHTS TO THE COMPANY'S SHARES

The Company's Board of Directors decided to take the necessary actions for executing an arrangement between the Company and its shareholders ("the arrangement") pursuant to section 233 of the Companies Ordinance to equate the rights to the Company's shares so that all the Company's entire share capital will be consolidated into one class of common shares of NIS 1 par value each ("NIS 1 shares"), by splitting each of the Company's common shares of NIS 5 par value into five NIS 1 shares.

The aforementioned rights will be equalized while indemnifying the holders of NIS 1 shares. In determining the amount of the indemnification, the Company adopted the opinion and recommendations of Giza Economic Consulting and Financial Management (1988) Ltd. ("Giza"), which were approved by the Company's audit committee, and it was determined that the holders of NIS 1 shares will be indemnified at the rate of 8.8% of the capital subsequent to the allocation (as detailed below) in respect of the decrease in their voting power due to the equalizing of rights.

On August 30, 1999, the arrangement was approved in all five meetings of the Company's shareholders and on November 3, 1999 the Court issued a decree which approves the arrangement.

The record date of the bonus shares was determined as November 9, 1999. All who was registered as holder of NIS 1 par value of Company's shares at the closing of a trading day was allocated bonus shares, without consideration, as fully paid-up shares of NIS 1 par value each at the rate of 16.4% of the par value of the NIS 1 shares owned by that holder at that date.

The date of the allocation and the conversion of NIS 5 shares into NIS 1 shares was scheduled to be November 10, 1999.

Subsequent to the implementation of the arrangement and the corresponding allocation of shares, the Company's total issued and outstanding share capital is composed of 4,748,991 common shares of NIS 1 par value each.

E. REPORT ON THE PREPARATIONS TO SOLVE THE PROBLEM OF THE YEAR 2000 ISSUE

1. Details regarding the plans for the preparations to solve the problem of the Year 2000 Issue - no change in relation to the annual report for 1998.

2. The projected preparations expenses for solving the Year 2000 Issue - unchanged.

3. Personnel - unchanged.

4. Professional support - unchanged.

5. Progress evaluation - the tests for the examination of the compatibility of the computer software for the Year 2000 were concluded. Commencing December 1999, the Company will operate in the form of the Year 2000.

6. Compliance with timetable - unchanged.

7. Plans for systems failure - unchanged.

8. Third parties systems - unchanged.

Shlomo Eisenberg Chairman of the Board of Directors and Chief Executive Officer	**Yair Lerman** General Manager

November 17, 1999

F:\LANIR\1724\otr\99\Edir9.doc

DRAFT: 25.11.99

ISRAS INVESTMENT COMPANY LTD.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 1999

ADJUSTED TO THE NIS OF SEPTEMBER 1999

UNAUDITED

INDEX

- - - - - - - - - -


ERNST & YOUNG
KOST FORER & GABBAY

The Board of Directors
Isras Investment Company Ltd.

Re: Review report of unaudited interim consolidated financial statements for the nine months and three months ended September 30, 1999

At your request, we have reviewed the interim consolidated balance sheet of Isras Investment Company Ltd. as of September 30, 1999 and the related interim consolidated statements of income, changes in shareholders' equity and cash flows for the nine months and three months then ended.

Our review has been made in accordance with the procedures prescribed by the Institute of Certified Public Accountants in Israel, and included, inter-alia, reading the aforementioned interim consolidated financial statements, reading the minutes of meetings of the shareholders and the Board of Directors and its committees and making inquiries of certain officers responsible for financial and accounting matters.

The review reports of certain subsidiaries whose assets constitute approximately 33% of total consolidated assets as of September 30, 1999 and whose revenues for the nine months then ended constitute approximately 62% of total consolidated revenues, have been reviewed by other certified public accountants.

The foregoing procedures do not constitute an examination made in accordance with generally accepted auditing standards, and are limited in scope. Therefore, we do not express an opinion on the aforementioned interim consolidated financial statements.

In the course of our review, including the reading of the review reports of subsidiaries of other certified public accountants, as referred to above, nothing came to our attention, as a result of our review that would indicate that material changes of the interim consolidated financial statements are required in order that they may be considered prepared in accordance with generally accepted accounting principles and in accordance with the Israeli Securities Regulations (Periodic and Immediate Statements), 1970.

Tel Aviv, Israel
November 17, 1999

KOST FORER & GABBAY
A Member of Ernst & Young International

ISRAS INVESTMENT COMPANY LTD.

CONSOLIDATED BALANCE SHEETS

Adjusted to the NIS of September 1999

	September 30, 1999	September 30, 1998	December 31, 1998
	Unaudited	Unaudited	Audited
	Adjusted NIS in thousands		
ASSETS			
CURRENT ASSETS:			
Cash and cash equivalents	5,190	2,011	5,957
Short-term bank deposits	1,756	3,054	5,132
Short-term investments and loans	-	1,486	2,103
Trade receivables	10,124	11,960	9,102
Other accounts receivable	20,861	18,574	15,682
Inventories of land	53,135	52,583	52,669
Buildings under construction and inventories of buildings, net	129,818	(* 140,714	(* 128,591
	220,884	230,382	219,236
LAND AND LAND RIGHTS	166,090	(* 169,039	(* 170,098
INVESTMENTS:			
Properties for leasing, net	455,113	422,529	425,083
Properties for leasing under construction, net	106,253	88,483	96,126
Land, land rights and orchards	42,387	41,536	41,686
Other investments	21,092	20,983	20,937
	624,845	573,531	583,832
FIXED ASSETS, NET	44,029	44,531	44,547
OTHER ASSETS AND DEFERRED CHARGES, NET	1,093	1,837	1,599
	1,056,941	1,019,320	1,019,312

*) Reclassified.

The accompanying notes are an integral part of the financial statements.

ISRAS INVESTMENT COMPANY LTD.

CONSOLIDATED BALANCE SHEETS

Adjusted to the NIS of September 1999

	September 30,		December 31,
	1999	1998	1998
	Unaudited		Audited
	Adjusted NIS in thousands		
LIABILITIES AND SHAREHOLDERS' EQUITY			
CURRENT LIABILITIES:			
Short-term credit from banks and others	296,255	165,303	220,968
Advance payments and deposits from tenants and property buyers	4,787	3,596	3,778
Subcontractors and trade payables	21,266	23,829	19,615
Other accounts payable	41,245	45,873	41,732
Advances in respect of buildings under construction, net	1,852	607	1,251
	365,405	239,208	287,344
LONG-TERM LIABILITIES:			
Liabilities to banks and others	261,156	312,070	305,332
Debentures	72,417	103,892	77,215
Deposits	4,805	4,668	4,433
Accrued severance pay, net	4,626	5,419	5,213
Deferred taxes	12,171	11,272	8,205
Other long-term liabilities	5,804	5,191	5,628
	360,979	442,512	406,026
MINORITY INTEREST	18,597	32,571	20,339
SHAREHOLDERS' EQUITY	311,960	305,029	305,603
	1,056,941	1,019,320	1,019,312

The accompanying notes are an integral part of the financial statements.

November 17, 1999			
Date of approval of the financial statements	Shlomo Eisenberg Chairman of the Board of Directors and CEO	Yair Lerman General Manager	Ilan Toker Comptroller

ISRAS INVESTMENT COMPANY LTD.

CONSOLIDATED STATEMENTS OF INCOME

Adjusted to the NIS of September 1999

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	1999	1998	1999	1998	1998
	Unaudited				Audited
	Adjusted NIS in thousands (except per share data)				
Revenues	151,601	140,411	60,845	42,319	178,025
Cost of revenues	100,521	85,666	39,942	25,828	107,216
Gross profit	51,080	54,745	20,903	16,491	70,809
Selling, general and administrative expenses	17,316	18,604	5,426	5,809	22,790
Operating income	33,764	36,141	15,477	10,682	48,019
Financial expenses, net	26,709	17,887	11,489	4,237	31,583
	7,055	18,254	3,988	6,445	16,436
Other income (expenses), net	3,167	(191)	143	49	2,785
Income before taxes on income	10,222	18,063	4,131	6,494	19,221
Taxes on income	2,128	6,546	728	2,845	6,613
Income after taxes on income	8,094	11,517	3,403	3,649	12,608
Minority interest in earnings of subsidiaries, net	(1,215)	(1,471)	(321)	(570)	(1,484)
Net income for the period	6,879	10,046	3,082	3,079	11,124
Earnings per share:					
Basic earnings per NIS 1 par value of common shares (in adjusted NIS)	1.81	(* 2.65	0.81	(* 0.81	(* 2.93

*) Restated retroactively, see Note 5.

The accompanying notes are an integral part of the financial statements.

ISRAS INVESTMENT COMPANY LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

Adjusted to the NIS of September 1999
Unaudited

	Nine months ended September 30, 1999					
	Share capital	Additional paid-in capital	Retained earnings	Company shares held by subsidiaries	Receivable for shares	Total
	Adjusted NIS in thousands					
Balance at the beginning of the period	163,994	146,612	93,111	(76,769)	(21,345)	305,603
Debt adjustment	-	-	-	-	(522)	(522)
Net income for the period	-	-	6,879	-	-	6,879
Balance at the end of the period	163,994	146,612	99,990	(76,769)	(21,867)	311,960

	Nine months ended September 30, 1998					
	Share capital	Additional paid-in capital	Retained earnings	Company shares held by subsidiaries	Receivable for shares	Total
	Adjusted NIS in thousands					
Balance at the beginning of the period	163,979	145,055	81,987	(75,185)	(20,636)	295,200
Acquisition of debentures (Series A) by subsidiary	-	8	-	-	-	8
Debt adjustment	-	-	-	-	(225)	(225)
Net income for the period	-	-	10,046	-	-	10,046
Balance at the end of the period	163,979	145,063	92,033	(75,185)	(20,861)	305,029

The accompanying notes are an integral part of the financial statements.

ISRAS INVESTMENT COMPANY LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

Adjusted to the NIS of September 1999
Unaudited

	Three months ended September 30, 1999					
	Share capital	Additional paid-in capital	Retained earnings	Company shares held by subsidiaries	Receivable for shares	Total
	Adjusted NIS in thousands					
Balance at the beginning of the period	163,994	146,612	96,908	(76,769)	(21,703)	309,042
Debt adjustment	-	-	-	-	(164)	(164)
Net income for the period	-	-	3,082	-	-	3,082
Balance at the end of the period	163,994	146,612	99,990	(76,769)	(21,867)	311,960

	Three months ended September 30, 1998					
	Share capital	Additional paid-in capital	Retained earnings	Company shares held by subsidiaries	Receivable for shares	Total
	Adjusted NIS in thousands					
Balance at the beginning of the period	163,979	145,080	88,954	(75,185)	(20,877)	301,951
Acquisition of debentures (Series A) by subsidiary	-	(17)	-	-	-	(17)
Debt adjustment	-	-	-	-	16	16
Net income for the period	-	-	3,079	-	-	3,079
Balance at the end of the period	163,979	145,063	92,033	(75,185)	(20,861)	305,029

The accompanying notes are an integral part of the financial statements.

ISRAS INVESTMENT COMPANY LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

Adjusted to the NIS of September 1999
Audited

	Year ended December 31, 1998					
	Share capital	Additional paid-in capital	Retained earnings	Company shares held by subsidiaries	Receivable for shares	Total
	Adjusted NIS in thousands					
Balance at the beginning of the year	163,979	145.055	81.987	(75,185)	(20,636)	295,200
Acquisition of debentures (Series A) by subsidiary	-	(17)	-	-	-	(17)
Conversion of debentures (Series A) by subsidiary	15	1.569	-	(1,584)	-	-
Conversion of debentures (Series A) by external parties	-	5	-	-	-	5
Debt adjustment	-	-	-	-	(709)	(709)
Net income for the year	-	-	11,124	-	-	11.124
Balance at the end of the year	163,994	146.612	93.111	(76,769)	(21,345)	305.603

The accompanying notes are an integral part of the financial statements.

ISRAS INVESTMENT COMPANY LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Adjusted to the NIS of September 1999

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	1999	1998	1999	1998	1998
	Unaudited				Audited
	Adjusted NIS in thousands				
Cash flows from operating activities:					
Net income for the period	6,879	10,046	3,082	3,079	11,124
Adjustments required to reconcile net income to net cash provided by operating activities (a)	8,792	(9,674)	(1,439)	(556)	2,620
Net cash provided by operating activities	15,671	372	1,643	2,523	13,744
Cash flows from investing activities:					
Investment in real estate and fixed assets	(53,980)	(63,782)	(14,926)	(21,000)	(84,019)
Investment grants received	4,909	16,071	1,734	5,212	19,332
Investment in subsidiaries	(2,847)	(2,291)	(1,072)	(369)	(13,036)
Repayment of loans from building transactions	800	2,364	800	472	5,911
Proceeds from sale of real estate and fixed assets, net	1,731	84	80	60	2,781
Proceeds from (purchase of) marketable shares, net	3,059	(1,491)	3,071	(385)	(1,817)
Purchase of long-term securities, net	-	(937)	-	(200)	(929)
Repayment of long-term loans	161	179	54	52	231
Short-term bank deposits, net	3,376	3,830	941	(104)	1,751
Investment in newly consolidated subsidiary (b)	-	-	-	-	-
Net cash used in investing activities	(42,791)	(45,973)	(9,318)	(16,262)	(69,795)
Cash flows from financing activities:					
Sale (acquisition) of Company debentures by subsidiary, net	796	(2,041)	812	(188)	(2,020)
Repayment of debentures (Series C)	(5,678)	(5,637)	-	-	(5,637)
Repayment of debentures (Series B)	-	-	-	-	(27,291)
Repayment of convertible debentures (Series A)	-	-	-	-	(9,718)
Proceeds from long-term liabilities	67,028	173,991	62,227	87,842	241,308
Repayment of long-term liabilities	(91,124)	(63,177)	(44,401)	(9,523)	(76,079)
Short-term credit from banks and others, net	55,331	(59,146)	(7,083)	(64,458)	(62,177)
Net cash provided by financing activities	26,353	43,990	11,555	13,673	58,386
Increase (decrease) in cash and cash equivalents	(767)	(1,611)	3,880	(66)	2,335
Cash and cash equivalents at the beginning of the period	5,957	3,622	1,310	2,077	3,622
Cash and cash equivalents at the end of the period	5,190	2,011	5,190	2,011	5,957

The accompanying notes are an integral part of the financial statements.

ISRAS INVESTMENT COMPANY LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Adjusted to the NIS of September 1999

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	1999	1998	1999	1998	1998
	Unaudited				Audited
	Adjusted NIS in thousands				
(a) Adjustments required to reconcile net income to net cash provided by operating activities:					
Income and expenses not involving cash flows:					
Minority interest in earnings of subsidiaries, net	1,215	1,471	321	570	1,484
Depreciation and amortization	13,848	12,854	4,561	4,827	17,185
Deferred taxes	(2,778)	4,239	(1,221)	2,633	1,462
Accrued severance pay, net	(587)	(399)	109	(258)	(606)
Adjustment of controlling party's debt for shares	(522)	(225)	(164)	16	(709)
Gain on sale of investments in properties	(1,504)	(148)	(6)	(23)	(2,210)
Decrease (increase) in value and realization of marketable securities	(956)	138	(121)	115	(156)
Erosion of long-term liabilities	(476)	(6,985)	2,656	(3,064)	1,093
Erosion of loans and other investments	3	22	(2)	16	5
Accrued interest on long-term liabilities	320	601	101	124	481
Changes in asset and liability items:					
Decrease (increase) in trade receivables	(1,022)	(23)	(751)	5,382	2,832
Decrease (increase) in other accounts receivable	789	1,415	(2,507)	1,129	2,327
Increase in inventories of land	(466)	(713)	(258)	(210)	(799)
Decrease (increase) in buildings under construction and inventories of buildings, net	(5,706)	(21,616)	7,923	(14,914)	(29,010)
Decrease (increase) in land and land rights	16,398	(5,841)	3,669	4,350	(7,460)
Increase (decrease) in advance payments and deposits from tenants and property buyers	308	(525)	631	(47)	(608)
Increase (decrease) in subcontractors and trade payables	(1,173)	6,034	(2,066)	85	2,241
Decrease in other accounts payable	(1,191)	(357)	(3,047)	(1,946)	(4,766)
Increase (decrease) in advances in respect of buildings under construction, net	(7,884)	735	(11,312)	795	19,747
Increase (decrease) in other long-term liabilities	176	(351)	45	(136)	87
	8,792	(9,674)	(1,439)	(556)	2,620

The accompanying notes are an integral part of the financial statements.

ISRAS INVESTMENT COMPANY LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Adjusted to the NIS of September 1999

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	1999	1998	1999	1998	1998
	Unaudited				Audited
	Adjusted NIS in thousands				
(b) Investment in newly consolidated subsidiary:					
Working capital	1,561	-	-	-	-
Land	(1,348)	-	-	-	-
Minority debt	(213)	-	-	-	-
	-	-	-	-	-
(c) Significant non-cash operations:					
Sale of land which was recorded as a debt of land buyers	-	-	-	-	1,369
Conversion of debentures (Series A) into shares by subsidiary	-	-	-	-	1,584
Acquisition of properties against liabilities to suppliers	7,849	5,446	7,849	5,446	5,025
Investment grants receivable	3,579	3,287	3,579	3,287	3,777

The accompanying notes are an integral part of the financial statements.

ISRAS INVESTMENT COMPANY LTD.

NOTES TO FINANCIAL STATEMENTS

TE 1:- GENERAL

a. These financial statements have been prepared as of September 30, 1999 and for the nine months and three months then ended. These financial statements are to be read in conjunction with the audited annual financial statements of the Company as of December 31, 1998 and their accompanying notes.

b. Uncertainty due to the Year 2000 Issue:

The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Data-Sensitive systems may recognize the Year 2000 as 1900 or some other date, resulting in errors when information using Year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The affects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect the Company and its subsidiaries ability to conduct normal business operations.

It is not possible to be certain that all aspects of the Year 2000 Issue affecting the Company and its subsidiaries, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

TE 2:- SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies applied in the financial statements of the Company as of December 31, 1998 are applied consistently in these financial statements.

TE 3:- FINANCIAL STATEMENTS IN ADJUSTED VALUES

The financial statements are prepared on the basis of the historical cost adjusted for the changes in the general purchasing power of the NIS based on the changes in the Israeli CPI.

Comparative figures in these financial statements were adjusted to the NIS of September 1999.

In the nine months ended September 30, 1999, the Israeli CPI increased by 0.9% (corresponding period last year - increased by 4.1%). The exchange rate of the U.S dollar increased by 2.8% (corresponding period last year - increased by 8.7%).

TE 4:- TENDER OFFER - RASSCO

On March 25, 1999, the Company published an announcement pursuant to section 236, whereby the Company announces to all of Rassco shareholders who did not respond to the tender offers published by the Company, of its intention to acquire all of the shares held by them.

On April 25, 1999, the owner of 167 shares in Rassco filed a motion against the Company and Rassco with the Tel-Aviv-Jaffa District Court, where he requests that the Court will grant declaratory relief according to which the tender offered by the Company for the purchase of Rassco shares, is null and void. In addition, the owner of the 167 shares filed a motion for a temporary injunction according to which the Company and Rassco will not act pursuant to the tender offer.

In a hearing held on May 23, 1999 the Court rejected the motion for a temporary injunction pursuant to the Company's statement that the latter will not impose on the petitioner to purchase his shares until the Court's decision on the motion. In accordance with the aforesaid, on July 26, 1999, the Company completed the purchase of all Rassco shares excluding the petitioner's shares. Subsequent to the purchase, the Company holds 99.64% of Rassco's shares. The Company rejects, ab initio, the shareholder's claims. The Company applied to the Court, requesting the rejection of the motion and leave for the completion of the purchase of Rassco's shares held by the petitioner.

According to the decision of the Directorate of the Stock Exchange of August 5, 1999, Rassco's shares were delisted on September 15, 1999.

TE 5:- EQUATE RIGHTS TO THE COMPANY'S SHARES

The Company's Board of Directors decided to take the necessary actions for executing an arrangement between the Company and its shareholders ("the arrangement") pursuant to section 233 of the Companies Ordinance to equate the rights to the Company's shares so that all the Company's entire share capital will be consolidated into one class of common shares of NIS 1 par value each ("NIS 1 shares"), by splitting each of the Company's common shares of NIS 5 par value into five
NIS 1 shares.

Based on a professional opinion approved by the Company's audit committee, it was resolved to compensate the holders of NIS 1 shares at the rate of 8.9% of the capital subsequent to the allocation. Such compensation will be effected by allocating bonus shares.

The allocation of the bonus shares, as aforementioned, will be effected pursuant to the provisions of the Israeli Securities Regulations (Allocation of Securities in a Registered Company which were Not Allocated to the Public), 1992. The allocated shares will be registered for trade on the Stock Exchange.

Following a motion that the Company filed with the Tel-Aviv district Court, on June 13, 1999, the Court issued an order instructing to convene four class meetings and extraordinary general meeting of the Company's shareholders ("the meetings") for the purpose of discussions and decision making to approve the arrangement between the Company and its shareholders.

The arrangement has received the approval of the meetings which were convened on August 30, 1999 and the Court's approval on November 3, 1999.

The following instructions are applicable to the arrangement:

a. The date of grant of the bonus shares, according to the arrangement ("the bonus shares"), is November 9, 1999.

b. The date of allocating the bonus shares was scheduled to be November 10, 1999. On that date, each of the Company's common shares of NIS 5 par value was split into five NIS 1 shares.

c. Subsequent to the implementation of the arrangement and the corresponding allocation of shares, the Company's total issued and outstanding share capital is NIS 4,748,991 comprising 4,748,991 common shares of NIS 1 par value each.

TE 6:- THE APPLICATION OF ACCOUNTING STANDARD NO. 2 ON THE FINANCIAL STATEMENTS

In September 1999, the Israeli Accounting Standards Institute published Accounting Standard No. 2 "Construction of Building for Sale" ("the Standard"). The Standard determines accounting principles for recognition of revenues and expenditures and for the basis of measurement and presentation of assets and liabilities related to the construction of buildings for sale. The Standard replaces the principles set in Opinion No. 6 of the Institute of Certified Public Accountants in Israel ("Opinion 6") for recognition of revenues from construction of buildings for sale.

The Standard applies on the financial statements which are prepared for periods beginning after December 31, 1999. When the Standard is applied for the first time, the accumulated effect will be computed in respect of the beginning of the year for projects whose performance commenced prior to
December 31, 1999, and will be presented in a separate caption in the statement of income for the year in which the Standard is applied for the first time. Pro forma data for prior periods are not required.

Revenues from sale of project will be recognized upon its sale, however not before the sales proceeds from the beginning of the project until the end of the reporting period constitute at least 50% of the anticipated total revenues therefrom and the rate of completion of the project by the end of the reporting period is at least 25%.

Revenues are recognized on the basis of the product of the sales proceeds accumulated by the end of the reporting period by the rate of completion of the project, in contrast to Opinion 6 which accounted for revenues on the basis of the percentage of completion method, only when a significant part of the project was sold (generally 75% of the project). As a result of the application of the Standard, the results from projects will be reported on a current basis and not only upon the sale of a significant part of the project.

In 2000, the anticipated income from operations is expected to be higher relative to the income that would have been reported according to generally accepted accounting principles as a result of reporting on new projects (when their significant completion is anticipated, however not their fulfillment) already in 2000, since the new principles tend to recognize revenues from project at an earlier stage compared to Opinion 6 (by the rate of completion).

TE 7:- TAX ASSESSMENTS

In the reported period, the Tax Authorities issued to a subsidiary orders for 1995 and 1996. The orders amount to NIS 873 thousand (including interest and linkage differences) exceeding the provisions which the subsidiary recorded in its financial statements.

These orders relate mainly to a tax liability realized apparently from holding a subsidiary in another subsidiary.

The subsidiary filed an appeal on these orders with the District Court.

In the opinion of the Company's management and its professional advisors, the Company's prospects of winning the appeal are good and, therefore, no provision was made in respect of this claim.

Summary of Immediate Reports
to Securities Authority,
Registrar of Companies
and Tel-Aviv Stock Exchange
up to 12.11.2001

Date	Subject
20.2.2000	Termination of Statutory Director's Office (Joseph Etinger) at the expiration of 5 years (under previous Company Ordinance).
8.5.2000	Convening of Annual General Meeting on 31.5.2000 (usual agenda -1999).
11.5.2000	Date (25.5.2000) for determining entitlement of Shareholders to vote at Annual General Meeting fixed for 31.5.2000.
31.5.2000	Appointment of New Statutory Director (Yerah Nisan) for 3 years (under new Companies Law).
31.5.2000	Holding Annual General Meeting (as convened on 8.5.2000) on 31.5.2000 and approval of all items on the Agenda.
11.6.2000	Termination of Director's Office (Martin Meir) on 31.5.2000.
20.7.2000	Submission of a Draft Prospectus to Securities Authority and to the Stock Exchange.
31.8.2000	Publication of a Prospectus, together with a wholly owned subsidiary, Bnei Michal (Atudot) Ltd. for an issue by way of rights to Shareholders of the Company of Purchase Options for Shares (Series B).
19.9.2000	Results of Issue by way of Rights of Options for Shares (Series B) according to a Prospectus of 30.8.2000. 99.92% of the issue were subscribed for.
24.9.2000	Allotment of Purchase Options (Series B) to the Chief Finance Officer of the Company.

30.11.2000	Convening of Special General Meeting (on 27.12.2000) to replace Articles of Association and to amend Memorandum of Association pursuant to the New Companies Law, 1999.
27.12.2000	Holding Special General Meeting on 27.12.2000 replacing Articles of Association and amending Memorandum of Association.
23.4.2001	Purchase of 76% of "MATAM" Shares (to promote, construct and let a High-Technology Compound) in Jerusalem.
14.5.2001	Submission of a Draft Prospectus (on 13.5.2001) for the issue of Debentures Convertible into Shares.
30.5.2001	Preparing another Draft Prospectus in lieu of the Draft Prospectus of 13.5.2001.
1.8.2001	Publication of Prospectus on 31.7.2001 for the issue of NIS 32,000,000 Registered Debentures (Series B) together with 960,000 options (Series C) convertible into Debentures.
2.8.2001	Correction of Clerical Slips in Prospectus of 31.7.2001.
8.8.2001	Results of Prospectus of 31.7.2001: an over-subscription of 1.1018. Net Proceeds received from the issue - NIS 25,600,000.
16.8.2001	Correction of Clerical Slip in Notice as to the results of the Prospectus Issue.
20.8.2001	Arrangements with regard to maintaining minimal distribution of Debentures (Series D) through co-operation between the Company and a wholly owned Subsidiary.
21.8.2001	Period for redeeming, and interest on, Debentures (Series D).
28.8.2001	Rate of Discount on Debentures (Series D) pursuant to the provisions of the Prospectus of 31.7.2001.
23.9.2001	Convening of Annual General Meeting on 28.10.2001 (usual agenda - 2000).
18.10.2001	Application to Court for approval of extension of the period for exercising Purchase Options for Debentures (Series B).
28.10.2001	Holding Annual General Meeting (as convened on 23.9.2001) on 28.10.2001 and approval of all items on the Agenda.
30.10.2001	Termination of Director's Office (Yael Eilon) on same date.

Summary of Reports
to the Israeli Competent Authorities,
concerning Purchases and Sales
of Securities by "Interested Parties"
up to 12.11.2001

Identity of Party	Type of Security NIS 1 Ordinary Shares	Rate of Holding (Capital and Voting) %
Arad Investment and Industrial Development Ltd.	+2,671,260	56.09
Barzavarin Company Ltd. (subsidiary of "Arad")	+1	0
Shlomo Eisenberg, Chairman of Group	+455,760	9.6
Bnei Michal (Atudot) Ltd.	+952,875	20.06
Bank Hapoalim Ltd. Group	+374,931	7.89